UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Ener1, Inc.

(Name of Issuer)

Common Stock,

(Title of Class of Securities)

29267A104

(CUSIP Number)

Joseph P. Bartlett, Esq.
Greenberg Glusker Fields Claman & Machtinger LLP
1900 Avenue of the Stars, Suite 2100
Los Angeles, CA 90067
(310) 201-7481

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications)

November 19, 2007
(Date of Event which Requires Filing of this Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29267A104

1		NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David Gelbaum, Trustee, The Quercus Trust
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF
5		CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 38,000,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 38,000,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,000,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%(1)
14		TYPE OF REPORTING PERSON* IN
_________________
(1)           Based on 670,328,047 shares of Common Stock outstanding, calculated in accordance with Rule 13d.

2

CUSIP No. 29267A104

1		NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Monica Chavez Gelbaum, Trustee, The Quercus Trust
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF
5		CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 38,000,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 38,000,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,000,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%(1)
14		TYPE OF REPORTING PERSON* IN
_________________
(1)           Based on 670,328,047 shares of Common Stock outstanding, calculated in accordance with Rule 13d.

3

CUSIP No. 29267A104

1		NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON The Quercus Trust
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF
5		CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 38,000,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 38,000,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,000,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%(1)
14		TYPE OF REPORTING PERSON* IN
_________________
(1)           Based on 670,328,047 shares of Common Stock outstanding, calculated in accordance with Rule 13d.

4

CUSIP No. 29267A104

Item 1.    Security and Issuer

Issuer:  Ener1, Inc.

Security:  Common Stock (“Common Stock”)

Item 2.    Identity and Background

(a) This Statement is being filed by The Quercus Trust (the “Trust”), David Gelbaum, an individual, as co-trustee of the Trust, and Monica Chavez Gelbaum, an individual, as co-trustee of the Trust (collectively, the “Reporting Persons”).

(b) The Reporting Persons’ business address is 1835 Newport Blvd. A109 - PMB 467, Costa Mesa, California 92627.

(c) David Gelbaum and Monica Chavez Gelbaum are investors; the Trust is a revocable trust formed for estate planning purposes.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of Mr. and Ms. Gelbaum is a citizen of the United States of America.  The Trust is a California statutory trust.

Item 3.    Source and Amount of Funds or Other Consideration

All shares of Common Stock were purchased using personal funds.

Item 4.    Purpose of Transaction

The shares of Common Stock were purchased by the Trust for investment purposes.  The Reporting Persons have no plans or proposals which relate to or which would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.  However, the Reporting Persons retain their rights to modify their plans with respect to the transactions described in this Schedule 13D, to vote, acquire or dispose of securities of the Issuer and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.

Item 5.    Interest in Securities of the Issuer

(a) As of the date of this Schedule 13D, the Reporting Persons beneficially own 38,000,000 shares of Common Stock (a sum of 20,000,000 shares of Common Stock plus currently exercisable warrants to purchase up to 18,000,000 shares of Common Stock), representing 5.8% of the shares of Common Stock (based on the number of shares of Common Stock outstanding as reported on the Issuer’s 10-KSA filed on 3/12/2008 and after giving effect to the exercise of said warrants).  The reported securities are held of record by the Trust.

(b) The Reporting Persons have shared voting and dispositive power with respect to their beneficial ownership of 38,000,000 shares of Common Stock.  Each of David Gelbaum and Monica Chavez Gelbaum, acting alone, has the power to exercise voting and investment control over shares of Common Stock owned by the Trust.

(c) Since November 19, 2007, the Trust has purchased shares of Common Stock as follows:

Date	Number of Shares	Price Per Share
11/19/2007	20,000,000	See (1) below

(1)  The above reported 20,000,000 shares of Common Stock were acquired pursuant to Securities Purchase Agreement dated 11/19/2007, attached hereto as Exhibit B and incorporated herein by reference.  In connection therewith, the Reporting Persons also acquired certain registration rights and warrants to purchase up to 18,000,000 shares of Common Stock, with an exercise price of $0.75 per share and an expiration date of 180 days following 11/19/2007.  A copy of the Registration Rights Agreement dated 11/19/2007 and a form of Warrant to Purchase Common Stock of Ener1, Inc. are attached hereto as Exhibit C and D, respectively, and incorporated herein by reference.  The total purchase price of the private placement (including both Common Stock and warrants to purchase Common Stock) was $10,000,000.

(d) Not applicable.

(e) Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships With

Respect to Securities of the Issuer

(a)           Pursuant to the Power of Attorney filed as Exhibit “B” to Amendment No. 1 to Schedule 13D filed on August 24, 2007 with respect to the issuer Emcore Corp., David Gelbaum has been appointed as Monica Chavez Gelbaum’s Attorney-In-Fact.

(b)           Securities Purchase Agreement dated 11/19/2007

(c)           Registration Rights Agreement dated 11/19/2007

(d)           Form of Warrant to Purchase Common Stock of Ener1, Inc.

Item 7.    Material to Be Filed as Exhibits

Exhibit A:  Agreement Regarding Joint Filing of Schedule 13D.

Exhibit B:  Securities Purchase Agreement dated 11/19/2007

Exhibit C:  Registration Rights Agreement dated 11/19/2007

Exhibit D:  Form of Warrant to Purchase Common Stock of Ener1, Inc.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned parties.

Dated:  March 24, 2008
/s/ David Gelbaum
David Gelbaum, Co-Trustee of The Quercus Trust

/s/ David Gelbaum, as Attorney-In-Fact for Monica Chavez Gelbaum
Monica Chavez Gelbaum, Co-Trustee of The Quercus Trust

/s/ David Gelbaum
The Quercus Trust, David Gelbaum, Co-Trustee of The Quercus Trust

Exhibit A

Agreement Regarding Joint Filing of Schedule 13D

The undersigned agree that the Schedule 13D with respect to the Common Stock of Ener1, Inc. is a joint filing being made on their behalf.

Dated:  March 24, 2008
/s/ David Gelbaum
David Gelbaum, Co-Trustee of The Quercus Trust

/s/ David Gelbaum, as Attorney-In-Fact for Monica Chavez Gelbaum
Monica Chavez Gelbaum, Co-Trustee of The Quercus Trust

/s/ David Gelbaum
The Quercus Trust, David Gelbaum, Co-Trustee of The Quercus Trust

EXHIBIT A

SECURITIES PURCHASE AGREEMENT

THIS SECURITIES PURCHASE AGREEMENT, dated as of November 19, 2007 (this “Agreement”), is by and between ENER1, INC., a Florida corporation (the “Company”), and each entity that is named on Exhibit A hereto. Each such entity, together with its successors and permitted assigns, is referred to herein as an “Investor”, and all such entities, together with their successors and permitted assigns, are collectively referred to herein as the “Investors”.

A. The Company wishes to sell to each Investor, and each Investor wishes to purchase from the Company, upon the terms and subject to the conditions set forth in this Agreement, (i) the number of shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”), set forth opposite such Investor’s name on Exhibit A and (ii) a warrant in the form attached hereto as Exhibit B, exercisable into the number of shares of Common Stock set forth opposite such Investor’s name on Exhibit A (each, a “Warrant” and, collectively, the “Warrants”). The shares of Common Stock to be sold and purchased pursuant to this Agreement are sometimes referred to herein as the “Shares” and the shares of Common Stock issuable under the Warrants are sometimes referred to herein as the “Warrant Shares”. The Shares, the Warrants and the Warrant Shares are sometimes referred to herein as the “Securities”.

B. The Company has agreed to effect the registration of the Shares and the Warrant Shares for resale by the holders thereof under the Securities Act of 1933 (as amended, and the rules and regulations promulgated thereunder, the “Securities Act”), pursuant to a Registration Rights Agreement in the form attached hereto as Exhibit C (the “Registration Rights Agreement”).

C. The sale of the Shares and the Warrants by the Company to each Investor will be effected in reliance upon the exemption from securities registration afforded by the provisions of Regulation D (“Regulation D”) under the Securities Act.

In consideration of the mutual promises made herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and each Investor hereby agree as follows:

1. PURCHASE AND SALE OF SHARES; DEFINITIONS.

1.1 Closing. Upon the terms and subject to the satisfaction (or waiver by the appropriate party) of the conditions set forth herein, the Company agrees to sell, and each Investor agrees to purchase, the number of Shares set forth opposite such Investor’s name on Exhibit A and a Warrant for the purchase price set forth opposite such Investor’s name on Exhibit A (the “Purchase Price”). The date on which the closing of such purchase and sale occurs (the “Closing”) is hereinafter referred to as the “Closing Date”. The Closing will be deemed to occur at the offices of Mazzeo Song LLP, 708 Third Avenue, 19th Floor, New York, New York 10017 when (A) this Agreement and the other Transaction Documents have been executed and delivered by the Company and each Investor, (B) each of the conditions to the Closing described in this Agreement has been satisfied or waived as specified therein, and (C) payment of each Investor’s Purchase Price has been made by wire transfer of immediately available funds against delivery of the Shares and Warrant being purchased by such Investor hereunder.

1.2 Certain Definitions. When used herein, the terms below shall have the respective meanings indicated:

“Affiliate” means, as to any Person (the “subject Person”), any other Person (a) that directly or indirectly through one or more intermediaries controls or is controlled by, or is under direct or indirect common control with, the subject Person, (b) that directly or indirectly beneficially owns or holds ten percent (10%) or more of any class of voting equity of the subject Person, or (c) ten percent (10%) or more of the voting equity of which is directly or indirectly beneficially owned or held by the subject Person. For the purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, through representation on such Person’s board of directors or other management committee or group, by contract or otherwise.

“Board of Directors” means the Company’s board of directors.

“Business Day” means any day other than a Saturday, a Sunday or a day on which the Principal Market is closed or on which banks in the City of New York are required or authorized by law to be closed.

“Closing” and “Closing Date” have the respective meanings specified in Section 1.1 of this Agreement.

“Commission” means the Securities and Exchange Commission and any successor agency or organization.

“Common Stock” has the meaning specified in the recitals to this Agreement.

“Company Subsidiary” means a Subsidiary of the Company.

“Disclosure Documents” means all SEC Documents filed with the Commission at least three (3) Business Days prior to the Execution Date.

“Effective Date” has the meaning specified in the Registration Rights Agreement.

“Environmental Law” means any federal, state, provincial, local or foreign law, statute, code or ordinance, principle of common law, rule or regulation, as well as any permit, order, decree, judgment or injunction issued, promulgated, approved or entered thereunder, relating to pollution or the protection, cleanup or restoration of the environment or natural resources, or to the public health or safety, or otherwise governing the generation, use, handling, collection, treatment, storage, transportation, recovery, recycling, discharge or disposal of hazardous materials.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Excluded Securities” means (i) securities purchased under this Agreement; (ii) shares of Common Stock issued upon exercise of the Warrants; (iii) shares of Common Stock issuable or issued to (x) employees, consultants or directors from time to time upon the exercise of options, in such case granted or to be granted in the discretion of the Board of Directors pursuant to one or more stock option plans or restricted stock plans in effect as of the Closing Date or adopted after the Closing Date by the Board of Directors, and (y) vendors pursuant to warrants or options to purchase Common Stock that are outstanding on the date hereof or issued hereafter, provided such issuances are approved by the Board of Directors; (iv) shares of Common Stock issued in connection with any stock split, stock dividend or recapitalization of the Company; (v) shares of Common Stock issued in connection with any convertible securities, warrants or other rights to receive Common Stock that are outstanding on the Closing Date; (vi) shares of Common Stock issued to Persons with whom the Company is entering into a joint venture, acquisition, strategic alliance or other commercial relationship in connection with the operation of the Company’s business and not for the purpose of raising equity capital and (vii) shares of Common Stock and Warrants that are issued to one or more Persons during the period of ten (10) Business Days following the Closing Date on terms that are substantially similar to, or more advantageous to the Company than, the terms of the purchase and sale by the Investors under this Agreement.

“Execution Date” means the date of this Agreement.

“GAAP” means generally accepted accounting principles, applied on a consistent basis, as set forth in (i) opinions of the Accounting Principles Board of the American Institute of Certified Public Accountants, (ii) statements of the Financial Accounting Standards Board and (iii) interpretations of the Commission and the staff of the Commission. Accounting principles are applied on a “consistent basis” when the accounting principles applied in a current period are comparable in all material respects to those accounting principles applied in a preceding period.

“Governmental Authority” means any nation or government, any state, provincial or political subdivision thereof and any entity or agency exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including, without limitation, any stock exchange, securities market or self-regulatory organization.

“Governmental Requirement” means any law, statute, code, ordinance, order, rule, regulation, judgment, decree, injunction, franchise, license or other directive or requirement of any federal, state, county, municipal, parish, provincial or other Governmental Authority or any department, commission, board, court, agency or any other instrumentality of any of them.

“Information Statement” has the meaning specified in Section 3.7 of this Agreement.

“Intellectual Property” means any U.S. or foreign patents, patent rights, patent applications, trademarks, trade names, service marks, brand names, logos and other trade designations (including unregistered names and marks), trademark and service mark registrations and applications, copyrights and copyright registrations and applications, inventions, invention disclosures, protected formulae, formulations, processes, methods, trade secrets, computer software, computer programs and source codes, manufacturing research and similar technical information, engineering know-how, customer and supplier information, assembly and test data drawings or royalty rights.

“Investor Party” has the meaning specified in Section 4.10 of this Agreement.

“Lien” means, with respect to any Property, any mortgage, pledge, hypothecation, assignment, deposit arrangement, security interest, tax lien, financing statement, pledge, charge, or other lien, charge, easement, encumbrance, preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever on or with respect to such Property (including, without limitation, any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing).

“Material Adverse Effect” means an effect on (i) the consolidated business, properties, assets, operations, results of operations or financial condition of the Company and the Company Subsidiaries taken as a whole, or (ii) the ability of the Company to perform its obligations under this Agreement or the other Transaction Documents that, in any such case, is material and adverse.

“Material Contracts” means, as to the Company and the Company Subsidiaries, any agreement required pursuant to Item 601 of Regulation S-B or Item 601 of Regulation S-K, as applicable, promulgated under the Securities Act to be filed as an exhibit to any report, schedule, registration statement or definitive proxy statement filed or required to be filed by the Company with the Commission under the Exchange Act or any rule or regulation promulgated thereunder, and any and all amendments, modifications, supplements, renewals or restatements thereof.

“Person” means any individual, corporation, trust, association, company, partnership, joint venture, limited liability company, joint stock company, Governmental Authority or other entity.

“Principal Market” means the principal exchange, market or quotation system on which the Common Stock is listed, traded or quoted.

“Property” means property and/or assets of all kinds, whether real, personal or mixed, tangible or intangible (including, without limitation, all rights relating thereto).

“Purchase Price” has the meaning specified in Section 1.1.

“Registration Rights Agreement” has the meaning specified in the recitals to this Agreement.

“Regulation D” has the meaning specified in the recitals to this Agreement.

“Rule 144” means Rule 144 under the Securities Act or any successor provision.

“SEC Documents” means all reports, forms, schedules, registration statements and definitive proxy statements filed by the Company with the Commission.

“Securities Act” has the meaning specified in the recitals of this Agreement.

“Subsidiary” means, with respect to any Person, any corporation or other entity of which at least a majority of the outstanding shares of stock or other ownership interests having by the terms thereof ordinary voting power to elect a majority of the board of directors (or Persons performing similar functions) of such corporation or entity (regardless of whether or not at the time, in the case of a corporation, stock of any other class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) is at the time directly or indirectly owned or controlled by such Person or one or more of its Subsidiaries or by such Person and one or more of its Subsidiaries.

“Transaction Documents” means (i) this Agreement, (ii) the Warrants, (iii) the Registration Rights Agreement and (iv) any other agreement or instrument executed and delivered by or on behalf of the Company at the Closing in connection with the transactions contemplated by this Agreement.

1.3 Usage and Other Definitional Provisions. All definitions contained in this Agreement are equally applicable to the singular and plural forms of the terms defined. The words “hereof”, “herein” and “hereunder” and words of similar import contained in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement.

2. REPRESENTATIONS AND WARRANTIES OF EACH INVESTOR.

Each Investor (with respect to itself only) hereby represents and warrants to the Company and agrees with the Company that, as of the Execution Date:

2.1 Authorization; Enforceability. Such Investor is duly and validly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization as set forth opposite such Investor’s name on Exhibit A, with the requisite corporate power and authority to purchase the Shares to be purchased by it hereunder and to execute and deliver this Agreement and the other Transaction Documents to which it is a party. This Agreement constitutes, and upon the execution and delivery thereof, each other Transaction Document to which such Investor is a party will constitute, such Investor’s valid and legally binding obligation, enforceable in accordance with its terms, subject to (i) applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar laws of general application relating to or affecting the enforcement of creditors’ rights generally and (ii) general principles of equity.

2.2 Accredited Investor; No Public Sale or Distribution. Such Investor (i) is an “accredited investor” as that term is defined in Rule 501 of Regulation D, (ii) was not formed or organized for the specific purpose of making an investment in the Company, and (iii) is acquiring the Securities being purchased by it solely for its own account and not with a present view to the public resale or distribution of all or any part thereof, except pursuant to sales that are registered under, or exempt from the registration requirements of, the Securities Act; provided, however, that in making such representation, such Investor does not agree to hold such Securities for any minimum or specific term and reserves the right to sell, transfer or otherwise dispose of the Securities at any time in accordance with the provisions of this Agreement and with federal and state securities laws applicable to such sale, transfer or disposition.

2.3 Information. The Company has, prior to the Execution Date, provided such Investor with information regarding the business, operations and financial condition of the Company and the Company Subsidiaries and has, prior to the Execution Date, granted to such Investor the opportunity to ask questions of and receive answers from representatives of the Company, including its officers, directors, employees and agents, concerning the Company in order to enable such Investor to make an informed decision with respect to its investment in the Securities. Such Investor has such knowledge and experience in business and financial matters so as to enable it to understand the risks of and form an investment decision with respect to its investment in the Shares. Such Investor understands that its investment in the Securities involves a high degree of risk, and represents that it can bear the economic risk of a total loss of its investment in the Securities. Such Investor has sought such accounting, legal, and tax advice that it has considered necessary to make an informed investment decision with respect to its purchase of the Securities.

2.4 Limitations on Disposition. Such Investor acknowledges that, except as provided in the Registration Rights Agreement, the Securities have not been and are not being registered under the Securities Act and may not be transferred or resold without registration under the Securities Act or unless pursuant to an exemption therefrom.

2.5 Legend. Such Investor understands that the certificates representing the Securities may bear at issuance a restrictive legend in substantially the following form:

“The securities represented by this certificate have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws, and may not be offered for sale or sold unless a registration statement under the Securities Act and applicable state securities laws shall have become effective with respect thereto, or an exemption from registration under the Securities Act and applicable state securities laws is available in connection with such offer or sale.”

Notwithstanding the foregoing, such Investor and the Company agree that, as long as (A) the resale or transfer of any of the Securities has been made pursuant to an effective registration statement, (B) such Securities have been sold pursuant to Rule 144, subject to receipt by the Company of customary documentation reasonably acceptable to the Company in connection therewith, or (C) such Securities are eligible for resale under Rule 144(k) or any successor provision, such Securities shall be issued without any legend or other restrictive language and, with respect to outstanding Securities upon which such legend is stamped, the Company shall instruct its transfer agent to issue replacement Securities without such legend to the holder upon request (but in no event later than the third (3rd) Business Day following such request).

2.6 Reliance on Exemptions. Such Investor understands that the Securities are being offered and sold to it in reliance upon specific exemptions from the registration requirements of federal and state securities laws and that the Company is relying upon the truth and accuracy of the representations and warranties of such Investor set forth in this Section 2 in order to determine the availability of such exemptions and the eligibility of such Investor to acquire the Securities. Such Investor acknowledges that it did not purchase the Securities based upon any advertisement in any publication of general circulation.

2.7 Non-Affiliate Status; Common Stock Ownership. Such Investor is not an Affiliate of the Company or of any other Investor and is not acting in association or concert with any other Person in regard to its purchase of the Securities or otherwise in respect of the Company. Such Investor’s investment in the Securities is not for the purpose of acquiring, directly or indirectly, control of, and it has no intent to acquire or exercise control of, the Company or to influence the decisions or policies of the Board of Directors.

2.8 Fees. Such Investor has not agreed to pay any compensation or other fee, cost or related expenditure to any underwriter, broker, agent or other representative in connection with the transactions contemplated hereby.

2.9 No Conflicts. The execution and performance of this Agreement and the other Transaction Documents to which it is a party do not conflict in any material respect with any agreement to which such Investor is a party or is bound, any court order or judgment applicable to such Investor, or the organizational documents of such Investor, except for such conflicts which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the Company or the ability of such Purchaser to perform its obligations hereunder..

2.10 No Governmental Review. Such Investor understands that no federal or state agency or any other Governmental Authority has passed on or made any recommendation or endorsement of the Securities or the fairness or suitability of an investment in the Securities nor have such authorities passed upon the accuracy of any information provided to such Investor or made any findings or determinations as to the merits of the offering of the Securities.

2.11 Residency. Such Investor is a resident of the jurisdiction set forth opposite its name on Exhibit A.

3. REPRESENTATIONS AND WARRANTIES OF THE COMPANY. The Company hereby represents and warrants to each Investor and agrees with each Investor that, as of the Execution Date:

3.1 Organization, Good Standing and Qualification. Each of the Company and the Company Subsidiaries is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization and has all requisite power and authority to carry on its business as now conducted. Each of the Company and the Company Subsidiaries is duly qualified to transact business and is in good standing in each jurisdiction in which it conducts business except where the failure so to qualify has not had or would not reasonably be expected to have a Material Adverse Effect.

3.2 Authorization; Consents. The Company has the requisite corporate power and authority to enter into and perform its obligations under the Transaction Documents, and to issue and sell the Securities to the Investors in accordance with the terms hereof. All corporate action on the part of the Company by its officers, directors and shareholders necessary for the authorization, execution and delivery of, and the performance by the Company of its obligations under, the Transaction Documents has been taken, and no further consent or authorization of the Company, the Board of Directors, shareholders or any other Person (other than such approval as may be required under the Securities Act and applicable state laws in respect of the Registration Rights Agreement) is required. The Board of Directors has determined that the sale and issuance of the Securities, and the consummation of the other transactions contemplated hereby and by the other Transaction Documents, are in the best interests of the Company.

3.3 Enforcement. This Agreement has been duly executed and delivered by the Company and, at the Closing, the Company will have duly executed and delivered each of the other Transaction Documents. This Agreement constitutes and, as of the Closing, each of the other Transaction Documents to which the Company is a party will constitute, the valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms, subject to (i) applicable bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or other similar laws of general application relating to or affecting the enforcement of creditors’ rights generally and (ii) general principles of equity.

3.4 Valid Issuance. The Shares are duly authorized and, at the Closing, shall be duly and validly issued, fully-paid and non-assessable, free and clear of any Liens imposed by or through the Company. The Warrants are duly authorized and, at the Closing, shall be duly and validly issued, free and clear of any Liens imposed by or through the Company. The Warrant Shares are duly authorized and, upon exercise of the Warrants, shall be duly and validly issued, fully-paid and non-assessable, free and clear of any Liens imposed by or through the Company. Assuming the accuracy of each Investor’s representations contained herein, the issuance and sale of the Securities under this Agreement will not require registration under the Securities Act and will be effected in compliance with all applicable federal and state securities laws.

3.5 No Conflict. Neither the Company nor any Company Subsidiary is in violation of any provisions of its charter, bylaws or any other governing document. Neither the Company nor any Company Subsidiary is in violation of or in default (and no event has occurred which, with notice or lapse of time or both, would constitute a default) under any provision of any Material Contract to which it is a party or by which it or any of its Property is bound, or in violation of any provision of any Governmental Requirement applicable to the Company or any Company Subsidiary, except for any violation or default that has not had or would not reasonably be expected to have a Material Adverse Effect. The (i) execution, delivery and performance of this Agreement and the other Transaction Documents and (ii) consummation of the transactions contemplated hereby and thereby (including without limitation, the issuance of the Securities) will not (x) result in any violation of any provisions of the Company’s charter, bylaws or any other governing document or in a default under any provision of any Material Contract to which the Company or Company Subsidiary is a party or by which it or any of its Property is bound, (y) result in any violation of any provision of any Governmental Requirement applicable to the Company or Company Subsidiary or (z) conflict with or constitute, with or without the passage of time and giving of notice, either a default under any such provision, instrument or contract or an event which results in the creation of any Lien upon any assets of the Company or of any Company Subsidiary.

3.6 Disclosure Documents. The Company is subject to the reporting requirements of the Exchange Act and, the Company has filed with the Commission all SEC Documents that the Company was required to file with the Commission on or after December 31, 2006. The Company is not aware of any event occurring or expected to occur on or prior to the Closing Date (other than the transactions effected hereby) that would require the filing of, or with respect to which the Company intends to file, a Form 8-K after the Closing. Each SEC Document filed on or after December 31, 2006, as of the date of the filing thereof with the Commission (or if amended or superseded by a filing prior to the Execution Date, then on the date of such amending or superseding filing), complied in all material respects with the requirements of the Securities Act or Exchange Act, as applicable, and, as of the date of such filing (or if amended or superseded by a filing prior to the Execution Date, then on the date of such filing), such SEC Document did not, contain an untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. All documents required to be filed as exhibits to the SEC Documents filed on or after December 31, 2006 have been filed as required. Except as set forth in the Disclosure Documents, the Company has no liabilities, contingent or otherwise, other than liabilities incurred in the ordinary course of business which, under GAAP, are not required to be reflected in the financial statements included in the Disclosure Documents and which, individually or in the aggregate, are not material to the consolidated business or financial condition of the Company and the Company Subsidiaries taken as a whole. As of their respective dates, the financial statements of the Company included in the SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the Commission with respect thereto. Such financial statements have been prepared in accordance with GAAP consistently applied at the times and during the periods involved (except (i) as may be otherwise indicated in such financial statements or the notes thereto, or (ii) in the case of unaudited interim statements, to the extent they may exclude footnotes or may be condensed or summary statements) and fairly present in all material respects the financial position of the Company as of the dates thereof and the results of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end adjustments). The Company will prepare the financial statements to be included in any reports, schedules, registration statements and definitive proxy statements that the Company is required to file or files with the Commission after the date hereof in accordance with GAAP (except in the case of unaudited interim statements, to the extent they may exclude footnotes or may be condensed or summary statements).

3.7 Equity Capitalization. As of the date hereof, the authorized capital stock of the Company consists of (a) 750,000,000 shares of Common Stock (not including 200,000,000 additional shares that have been approved by the Company’s controlling shareholder and will constitute authorized capital stock upon the filing of a preliminary Information Statement with the Commission, the distribution of the final Information Statement (the “Information Statement”) to the Company’s shareholders, and the filing of an amendment to the Company’s Articles of Incorporation with the Secretary of State of the State of Florida), of which as of the date hereof, 557,479,837 are issued and outstanding, 525,000 shares are reserved for issuance pursuant to the Company’s incentive compensation employee and stock purchase plans and 61,112,500 shares are reserved for issuance pursuant to securities exercisable or exchangeable for, or convertible into, shares of Common Stock, and (b) 180,000 shares of Series B preferred stock, $0.01 par value per share, of which as of the date hereof, none are issued and outstanding. All of such outstanding shares have been validly issued and are fully paid and non-assessable. Except as disclosed in the Disclosure Documents: (i) none of the Company’s capital stock is subject to preemptive rights or any other similar rights or any Liens suffered or permitted by the Company; (ii) there are no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, or exercisable or exchangeable for, any capital stock of the Company or any of the Company Subsidiaries, or contracts, commitments, understandings or arrangements by which the Company or any of the Company Subsidiaries is or may become bound to issue (x) additional capital stock of the Company or any of the Company Subsidiaries or (y) options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, or exercisable or exchangeable for, any capital stock of the Company or any of the Company Subsidiaries; (iii) there are no agreements or arrangements under which the Company or any of the Company Subsidiaries is obligated to register the resale of any of their securities under the Securities Act (except pursuant to the Registration Rights Agreement); (iv) there are no securities or instruments containing anti-dilution or similar provisions that will be triggered by the issuance of the Shares; and (v) the Company does not have any stock appreciation rights, “phantom stock” plans or agreements, shareholder agreements or any similar plan or agreement.

3.8 No General Solicitation; Placement Agent’s Fees. Neither the Company, nor any of the Company Subsidiaries or Affiliates, nor any Person acting on its or their behalf, has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D) in connection with the offer or sale of the Securities. The Company shall be responsible for the payment of any placement agent’s fees, financial advisory fees, or brokers’ commissions (other than for Persons engaged by any Investor) relating to or arising out of the transactions contemplated hereby. Except as set forth on Schedule 3.8, the Company has not engaged any placement agent or other agent in connection with the sale of the Securities.

3.9 No Integrated Offering. Neither the Company, nor any of the Company Subsidiaries or Affiliates, nor any Person acting on its or their behalf, has made any offers or sales of any security or solicited any offers to buy any security under circumstances that would require registration of any of the Securities under the Securities Act or cause the offering of the Securities to be integrated with prior offerings by the Company for purposes of the Securities Act or any other applicable Governmental Requirement. Neither the Company, nor any of the Company Subsidiaries or Affiliates, nor any Person acting on its or their behalf, will take any action or steps referred to in the preceding sentence that would require registration of any of the Securities under the Securities Act or cause the offering of the Securities to be integrated with other offerings.

3.10 Application of Takeover Protections; Rights Agreement. The Company and the Board of Directors have taken all necessary action, if any, in order to render inapplicable any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under the Company’s organizational documents or the laws of the State of Florida which is or could become applicable solely as a result of the transactions contemplated by this Agreement, including, without limitation, the Company’s issuance of the Securities and any Investor’s ownership of the Securities.

3.11 Financial Condition; Taxes; Litigation.

3.11.1 The financial condition of each of the Company and each Company Subsidiary is, in all material respects, as described in the Disclosure Documents, except for changes in the ordinary course of business and normal year-end adjustments that are not, in the aggregate, materially adverse to the consolidated business or financial condition of the Company and the Company Subsidiaries taken as a whole. Since the date of the Company’s most recent financial statements contained in the Disclosure Documents, there has been no (i) material adverse change to the business, operations, properties, financial condition or results of operations of the Company and the Company Subsidiaries taken as a whole since the date of the most recent financial statements contained in the Disclosure Documents or (ii) change by the Company in its accounting principles, policies and methods except as required by changes in GAAP.

3.11.2 Except as set forth on Schedule 3.11.2, each of the Company and the Company Subsidiaries has prepared in good faith and duly and timely filed all tax returns required to be filed by it and such returns are complete and accurate in all material respects, and has paid all taxes required to have been paid by it, except for taxes that it reasonably disputes in good faith or the failure of which to pay has not had or would not reasonably be expected to have a Material Adverse Effect. Neither the Company nor any Company Subsidiary has any liability with respect to taxes that accrued on or before the date of the most recent balance sheet of the Company included in the Disclosure Documents in excess of the amounts accrued with respect thereto that are reflected on such balance sheet.

3.11.3 Neither the Company nor any Company Subsidiary is the subject of any pending or, to the Company’s knowledge, threatened inquiry, investigation or administrative or legal proceeding by the Internal Revenue Service, the taxing authorities of any state or local jurisdiction, the Commission, any state securities commission or other Governmental Authority.

3.11.4 There is no material claim, litigation or administrative proceeding pending, or, to the Company’s knowledge, threatened or contemplated, against the Company or any Company Subsidiary, or against any current officer, director or employee of the Company or any such Company Subsidiary in connection with such Person’s employment therewith. Neither the Company nor any Company Subsidiary is a party to or subject to the provisions of, any order, writ, injunction, judgment or decree of any court or Government Authority which has had or would reasonably be expected to have a Material Adverse Effect.

3.12 Intellectual Property. The Company and the Company Subsidiaries own, free and clear of claims or rights or any other Person, with full right to use, sell, license, sublicense, dispose of, and bring actions for infringement of, or, to the knowledge of the Company, have acquired licenses or other rights to use, all Intellectual Property necessary for the conduct of their respective businesses as presently conducted (other than with respect to software which is generally commercially available and open source software which may be subject to one or more “general public” licenses), except for Intellectual Property as to which the failure to own or license would not reasonably be expected to have a Material Adverse Effect. The business of the Company and the Company Subsidiaries as presently conducted and the production, marketing, licensing, use and servicing of any products or services of the Company and the Company Subsidiaries do not, to the knowledge of the Company, infringe or conflict with any patent, trademark, copyright, or trade secret rights of any third parties or any other Intellectual Property of any third parties in any material respect. Neither the Company nor any Company Subsidiary has received written notice from any third party asserting that any Intellectual Property owned or licensed by the Company or the Company Subsidiaries, or which the Company or any Company Subsidiary otherwise has the right to use, is invalid or unenforceable by the Company or such Company Subsidiary and, to the Company’s knowledge, there is no valid basis for any such claim (whether or not pending or threatened). All licenses or other agreements under which the Company or any Company Subsidiary is granted Intellectual Property rights (excluding licenses to use software that is generally commercially available) are in full force and effect and, to the Company’s knowledge, there is no material default by any party thereto. The Company and the Company Subsidiaries have taken reasonable security measures to protect the secrecy, confidentiality and value of their respective Intellectual Property rights.

3.13 Environment. Except as disclosed in the Disclosure Documents, the Company and the Company Subsidiaries have no liabilities under any Environmental Law, nor, to the Company’s knowledge, do any factors exist that are reasonably likely to give rise to any such liability, affecting any of the properties owned or leased by the Company or any Company Subsidiary that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect. Neither the Company nor any Company Subsidiary has violated any Environmental Law applicable to it now or previously in effect, other than such violations or infringements that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect.

3.14 Foreign Corrupt Practices. Neither the Company, nor any of the Company Subsidiaries or Affiliates, nor any Person acting on its or their behalf, has (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity, (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee, or (iii) violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, or made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official or employee.

3.15 Money Laundering. The operations of the Company and the Company Subsidiaries are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, and other applicable money laundering statutes and applicable rules and regulations thereunder (collectively, the “Money Laundering Laws”), and no action, suit, proceeding or inquiry by or before any Governmental Authority involving the Company or any of the Company Subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

3.16 OFAC. Neither the Company nor any Company Subsidiary nor, to the knowledge of the Company, any director, officer, agent, employee or affiliate of the Company or any Company Subsidiary is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”); and the Company will not, directly or indirectly, use the proceeds of the offering, or lend, contribute or otherwise make available such proceeds to any Company Subsidiary, joint venture partner or other Person, for the purpose of financing the activities of any person currently subject to any U.S. sanctions administered by OFAC.

3.17 Sarbanes-Oxley Act; Internal Controls and Procedures. The Company is in compliance with any and all applicable requirements of the Sarbanes-Oxley Act of 2002, as amended, and any and all applicable rules and regulations promulgated by the Commission thereunder that are effective as of the Effective Date. The Company maintains internal accounting controls, policies and procedures, and such books and records, as are reasonably designed to provide reasonable assurance that (i) all transactions to which the Company or any Company Subsidiary is a party or by which it is bound are effected by a duly authorized employee or agent of the Company, supervised by and acting within the scope of the authority granted by the Company’s senior management and/or by the Board of Directors; (ii) the recorded accounting of the Company’s consolidated assets is compared with existing assets at regular intervals; and (iii) all transactions to which the Company or any Company Subsidiary is a party, or by which its properties are bound, are recorded (and such records maintained) in accordance with all Governmental Requirements and as may be necessary or appropriate to ensure that the financial statements of the Company are prepared in accordance with GAAP.

3.18 Employee Matters. Neither the Company nor any of the Company Subsidiaries is a party to any collective bargaining agreement or employs any member of a union. No executive officer of the Company or any of the Company Subsidiaries (as defined in Rule 501(f) of the Securities Act) has notified the Company or any Company Subsidiary that such officer intends to leave the Company or any such Company Subsidiary or otherwise terminate such officer’s employment with the Company or any such Company Subsidiary. No executive officer of the Company or any of the Company Subsidiaries is, to the Company’s knowledge, in violation of any material term of any employment contract, confidentiality, disclosure or proprietary information agreement, non-competition agreement, or any other contract or agreement or any restrictive covenant, and the continued employment of each such executive officer does not, to the Company’s knowledge, subject the Company or any of the Company Subsidiaries to any liability with respect to any of the foregoing matters. The Company and the Company Subsidiaries are in compliance with all federal, state, local and foreign laws and regulations respecting labor, employment and employment practices and benefits, terms and conditions of employment and wages and hours, except where failure to be in compliance would not, either individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

3.19 Insurance. The Company maintains insurance for itself and the Company Subsidiaries in such amounts and covering such losses and risks as are reasonably sufficient and customary in the businesses in which the Company and the Company Subsidiaries are engaged. As of the date hereof and as of the Closing Date, no notice of cancellation has been received for any of such policies and the Company is in compliance in all material respects with all of the terms and conditions thereof. The Company has no reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue to conduct its business as currently conducted without a significant increase in cost.

3.20 Property. Except as disclosed in the Disclosure Documents, the Company and the Company Subsidiaries have good and marketable title in fee simple to all real property and good and marketable title to all personal property owned by them which is material to the business of the Company and the Company Subsidiaries, in each case, except as disclosed in the Disclosure Documents, free and clear of all Liens, encumbrances and defects except such as do not materially affect the value of such property and do not interfere with the use made and proposed to be made of such property by the Company and any of the Company Subsidiaries. Any real property and facilities held under lease by the Company and any of the Company Subsidiaries are held by them under valid, subsisting and enforceable leases with such exceptions as are not material and do not interfere with the use made and proposed to be made of such property and buildings by the Company and the Company Subsidiaries.

3.21 Regulatory Permits. The Company and the Company Subsidiaries possess all certificates, authorizations and permits issued by the appropriate federal, state or foreign regulatory authorities necessary to conduct their respective businesses, except where the failure to have any such certificate, authorization or permit would not have a Material Adverse Effect, and neither the Company nor any Company Subsidiary has received any notice of proceedings relating to the revocation or modification of any such certificate, authorization or permit.

3.22 Transactions with Interested Persons. Except as disclosed in the Disclosure Documents, no officer, director or employee of the Company or any Company Subsidiary is or has made any arrangements with the Company or any Company Subsidiary to become a party to any transaction with the Company or any Company Subsidiary (other than for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any officer, director or such employee or, to the knowledge of the Company, any entity in which any officer, director, or any such employee has a substantial interest or is an officer, director, trustee or partner.

3.23 Customers and Suppliers. The relationships of the Company and the Company Subsidiaries with their respective customers and suppliers are maintained on commercially reasonable terms. To the Company’s knowledge, no customer or supplier of the Company or any Company Subsidiary has any plan or intention to terminate its agreement with the Company or such Company Subsidiary, which termination would reasonably be expected to have a Material Adverse Effect.

3.24 Accountants. Malone & Bailey, PC, which has rendered an audit opinion with respect to the consolidated financial statements of the Company as of December 31, 2006, is a “registered public accounting firm” within the meaning of Section 3(a)(59) of the Exchange Act.

3.25 Off Balance Sheet Arrangements. There is no transaction, arrangement, or other relationship between the Company and an unconsolidated or other off balance sheet entity that is required to be disclosed by the Company in its Exchange Act filings and is not so disclosed.

3.26 U.S. Real Property Holding Corporation. The Company is not, nor has ever been, a U.S. real property holding corporation within the meaning of Section 897 of the Internal Revenue Code of 1986, as amended.

3.27 Investment Company. Neither the Company nor the Company Subsidiaries is or, after giving effect to the offering and sale of the Shares and the application of the proceeds thereof, will become an “investment company” or an “affiliated person” of, or “promoter” or “principal underwriter” for an investment company, within the meaning of the Investment Company Act of 1940, as amended.

3.28 Exchange Act Registration; OTCBB Eligibility. The Common Stock is registered pursuant to Section 12(b) or 12(g) of the Exchange Act, and the Company has taken no action designed to, or which to the Company’s knowledge is likely to have the effect of, terminating the registration of the Common Stock under the Exchange Act nor has the Company received any notification that the Commission is contemplating terminating such registration. The Company is eligible for the continued quotation of the Common Stock on the OTC Bulletin Board, and is not aware of any circumstance or event that would reasonably be expected to result in the suspension of the quotation of the Common Stock on the OTC Bulletin Board.

3.29 Manipulation of Price. The Company has not, and to its knowledge no one acting on its behalf has, taken, directly or indirectly, any action designed to cause or to result in the stabilization or manipulation of the price of any security of the Company.

3.30 No Other Agreements. The Company has not, directly or indirectly, entered into any agreement with or granted any right to any Investor relating to the terms or conditions of the transactions contemplated by the Transaction Documents, except as expressly set forth in the Transaction Documents.

3.31 Disclosure. The representations, warranties and written statements contained in this Agreement and the other Transaction Documents and in the certificates, exhibits and schedules delivered to such Investor by the Company pursuant to this Agreement and the other Transaction Documents, do not contain any untrue statement of a material fact, and do not omit to state a material fact required to be stated therein or necessary in order to make such representations, warranties or statements not misleading in light of the circumstances under which they were made. Neither the Company nor any Person acting on its behalf or at its direction has provided such Investor with material non-public information other than the terms of the transactions contemplated hereby. Following the issuance of a press release in accordance with Section 4.1(c) of this Agreement, to the Company’s knowledge, such Investor will not possess any material non-public information concerning the Company that was provided to such Investor by the Company or its agents or representatives. The Company acknowledges that such Investor is relying on the representations, acknowledgments and agreements made by the Company in this Agreement in making trading and other decisions concerning the Company’s securities.

4.	COVENANTS OF THE COMPANY AND EACH INVESTOR.

	4.1	The Company agrees with each Investor that the Company will:
(a) file a Form D with respect to the Securities issued at the Closing as and when required under Regulation D and provide a copy thereof to such Investor promptly upon request;

(b) at or prior to the Closing, take such action as the Company reasonably determines upon the advice of counsel is necessary to qualify the sale of the Securities pursuant to this Agreement under applicable state or “blue-sky” laws or obtain an exemption therefrom, and shall promptly provide evidence of any such action to such Investor at such Investor’s request; and

(c) (i) on or prior to 8:30 a.m. (eastern time) on the Business Day following the Closing Date, issue a press release disclosing the material terms of this Agreement and the other Transaction Documents and the transactions contemplated hereby and thereby, and (ii) on or prior to 5:00 p.m. (eastern time) on the Business Day following the Closing Date, file with the Commission a Current Report on Form 8-K disclosing the material terms of and including as exhibits this Agreement and the other Transaction Documents.

4.2 Use of Proceeds. The Company shall use the proceeds from the sale of the Securities for working capital and general corporate purposes.

4.3 Conduct of Business. The business of the Company and the Company Subsidiaries shall not be conducted in violation of any Governmental Requirement, except where such violations would not result, either individually or in the aggregate, in a Material Adverse Effect.

4.4 Reporting Status. During the period beginning on the Closing Date and ending on the second anniversary of the Closing Date, the Company shall timely file all reports required to be filed with the Commission pursuant to the Exchange Act, and the Company shall not terminate its status as an issuer required to file reports under the Exchange Act even if the Exchange Act or the rules and regulations thereunder would no longer require or otherwise permit such termination.

4.5 Limitations on Disposition of Securities by Investors. No Investor shall sell, transfer, assign or dispose of any Securities, unless:

(a) there is then in effect an effective registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(b) such Investor has notified the Company in writing of any such disposition, and furnished the Company with an opinion of counsel, reasonably satisfactory to the Company, that such disposition will not require registration of such Securities under the Securities Act; provided, however, that no such opinion of counsel will be required (A) if the sale, transfer, assignment or disposition is made to an Affiliate of such Investor, (B) if the sale, transfer, assignment or disposition is made pursuant to Rule 144 and such Investor provides the Company with evidence reasonably satisfactory to the Company that the proposed transaction satisfies the requirements of Rule 144, (C) if such Securities are eligible for resale under Rule 144(k) or any successor provision or (D) if in connection with a bona fide pledge or hypothecation of any Securities under a margin arrangement with a broker-dealer or other financial institution (provided that such opinion shall be required in connection with the sale of any such Securities by such broker-dealer or other financial institution following such Investor’s default under any such margin arrangement.

4.6 Use of Investor Name. Except as may be required by applicable law and/or this Agreement, the Company shall not use, directly or indirectly, any Investor’s name or the name of any of its Affiliates in any advertisement, announcement, press release or other similar communication unless it has received the prior written consent of such Investor for the specific use contemplated or as otherwise required by applicable law or regulation.

4.7 Quotation on Principal Market. The Company shall maintain its eligibility for continued quotation of the Common Stock on the OTC Bulletin Board. Neither the Company nor any of the Company Subsidiaries shall take any action which would be reasonably expected to result in the suspension of the quotation of the Common Stock on the OTC Bulletin Board.

4.8 No Integrated Offering. None of the Company, the Company Subsidiaries, any of their Affiliates, or any Person acting on their behalf shall, directly or indirectly, make any offers or sales of any security or solicit any offers to buy any security, which will be integrated with the sale of the Shares in a manner which would require the registration of the Shares under the Securities Act or require stockholder approval under the rules and regulations of the Principal Market, and the Company will take all action that is appropriate or necessary to assure that its offerings of other securities will not be integrated with the offering of the Shares contemplated by this Agreement for purposes of the Securities Act and the rules and regulations of the Principal Market.

4.9 Issuance Limitations. During the period beginning on the Execution Date and ending on the ninetieth (90th) following the Closing Date, the Company shall not issue, sell or exchange, or agree or obligate itself to issue, sell or exchange or reserve, agree to or set aside for issuance, sale or exchange, (1) any shares of Common Stock, (2) any other equity security of the Company, including without limitation shares of preferred stock, (3) any other security of the Company which by its terms is convertible into or exchangeable or exercisable for any equity security of the Company, or (4) any option, warrant or other right to subscribe for, purchase or otherwise acquire any such security described in the foregoing clauses (1) through (3); provided, however, that the foregoing shall not apply to any Excluded Security.

4.10 Information Statement. The Company will file an Information Statement with the Commission within five (5) Business Days following the Closing Date.

4.11 Indemnification of Investors. The Company will indemnify and hold each Investor and its directors, managers, officers, shareholders, members, partners, employees and agents (each, an “Investor Party”) harmless from any and all losses, liabilities, obligations, claims, contingencies, damages, costs and expenses, including all judgments, amounts paid in settlements, court costs and reasonable attorneys’ fees and costs of investigation that any such Investor Party may suffer or incur as a result of or relating to (a) any breach of any of the representations, warranties, covenants or agreements made by the Company in this Agreement or in the other Transaction Documents, (b) any violation of a Governmental Requirement applicable to the Company, or (c) any action instituted against an Investor, or any of them or their respective Affiliates, by any shareholder of the Company who is not an Affiliate of such Investor, with respect to any of the transactions contemplated by the Transaction Documents (unless such action is based upon a breach of such Investor’s representation, warranties or covenants under the Transaction Documents or any agreements or understandings such Investor may have with any such shareholder or any violations by such Investor of state or federal securities laws or any conduct by such Investor which constitutes fraud, gross negligence, willful misconduct or malfeasance). If any action shall be brought against any Investor Party in respect of which indemnity may be sought pursuant to this Agreement, such Investor Party shall promptly notify the Company in writing, and the Company shall have the right to assume the defense thereof with counsel of its own choosing. Any Investor Party shall have the right to employ separate counsel in any such action and participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Investor Party except to the extent that (i) the employment thereof has been specifically authorized by the Company in writing, (ii) the Company has failed after a reasonable period of time following such Investor Party’s written request that it do so, to assume such defense and to employ counsel or (iii) in such action there is, in the reasonable opinion of such separate counsel, a material conflict on any material issue between the position of the Company and the position of such Investor Party. The Company will not be liable to any Investor Party under this Agreement (i) for any settlement by an Investor Party effected without the Company’s prior written consent, which shall not be unreasonably withheld or delayed; or (ii) to the extent, but only to the extent that a loss, claim, damage or liability is attributable to such Investor Party’s wrongful actions or omissions, or gross negligence or to such Investor Party’s breach of any of the representations, warranties, covenants or agreements made by such Investor in this Agreement or in the other Transaction Documents.

5. CONDITIONS TO CLOSING.

5.1 Conditions to each Investor’s Obligations at the Closing. Each Investor’s obligations to effect the Closing, including, without limitation, its obligation to purchase the Securities set forth opposite its name on Exhibit A, are conditioned upon the fulfillment (or waiver by such Investor in its sole and absolute discretion) of each of the following events as of the Closing Date, and the Company shall use commercially reasonable efforts to cause each of such conditions to be satisfied:

5.1.1	the representations and warranties of the Company set forth in this Agreement and in the other Transaction Documents shall be true and correct in all material respects as of such date as if made on such date (except that to the extent that any such representation or warranty relates to a particular date, such representation or warranty shall be true and correct in all material respects as of that particular date);

5.1.2	the Company shall have complied with or performed in all material respects all of the agreements, obligations and conditions set forth in this Agreement and in the other Transaction Documents that are required to be complied with or performed by the Company on or before the Closing;

5.1.3	the Company shall have delivered to such Investor (i) an opinion of New York counsel for the Company, dated as of the Closing Date, in the form attached hereto as Exhibit D-1, and (ii) an opinion of Florida counsel for the Company, dated as of the Closing Date, in the form attached hereto as Exhibit D-2;

5.1.4	the Company shall have executed and delivered to such Investor a certificate representing the Shares and the original Warrant being purchased by such Investor at the Closing;

5.1.5	the Company shall have executed and delivered to such Investor the Registration Rights Agreement;

5.1.6	the Company shall have delivered to such Investor a certificate, signed by the Secretary or an Assistant Secretary of the Company, attaching (i) the articles of incorporation and by-laws of the Company and (ii) resolutions passed by the Board of Directors authorizing the transactions contemplated hereby and by the other Transaction Documents, and certifying that such documents are true and complete copies of the originals and have not been amended or superseded, it being understood that such Investor may rely on such certificate as a representation and warranty of the Company made herein;

5.1.7	there shall have occurred no material adverse change in the Company’s consolidated business or financial condition since the date of the Company’s most recent financial statements contained in the Disclosure Documents; and

5.1.8	there shall be no injunction, restraining order or decree of any nature of any court or Governmental Authority of competent jurisdiction that is in effect that restrains or prohibits the consummation of the transactions contemplated hereby and by the other Transaction Documents.
5.2 Conditions to Company’s Obligations at the Closing. The Company’s obligations to effect the Closing with an Investor are conditioned upon the fulfillment (or waiver by the Company in its sole and absolute discretion) of each of the following events as of the Closing Date:

5.2.1	the representations and warranties of such Investor set forth in this Agreement and in the other Transaction Documents to which it is a party shall be true and correct in all material respects as of such date as if made on such date (except that to the extent that any such representation or warranty relates to a particular date, such representation or warranty shall be true and correct in all material respects as of that date);

5.2.2	such Investor shall have complied with or performed all of the agreements, obligations and conditions set forth in this Agreement that are required to be complied with or performed by such Investor on or before the Closing;

5.2.3	there shall be no injunction, restraining order or decree of any nature of any court or Governmental Authority of competent jurisdiction that is in effect that restrains or prohibits the consummation of the transactions contemplated hereby and by the other Transaction Documents;

5.2.4	such Investor shall have executed each Transaction Document to which it is a party and shall have delivered the same to the Company; and

5.2.5	such Investor shall have tendered to the Company the Purchase Price for the Securities being purchased by it at the Closing by wire transfer of immediately available funds.
6. MISCELLANEOUS.

6.1 Survival; Severability. The representations, warranties, covenants and indemnities made by the parties herein and in the other Transaction Documents shall survive the Closing notwithstanding any due diligence investigation made by or on behalf of the party seeking to rely thereon. In the event that any provision of this Agreement becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, this Agreement shall continue in full force and effect without said provision; provided that in such case the parties shall negotiate in good faith to replace such provision with a new provision which is not illegal, unenforceable or void, as long as such new provision does not materially change the economic benefits of this Agreement to the parties.

6.2 Successors and Assigns, Assignment. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and permitted assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement. An Investor may assign its rights and obligations hereunder in connection with any private sale or transfer of the Securities in accordance with the terms hereof, as long as, as a condition precedent to such transfer, the transferee executes an acknowledgment agreeing to be bound by the applicable provisions of this Agreement, in which case the term “Investor” shall be deemed to refer to such transferee as though such transferee were an original signatory hereto. The Company may not assign its rights or obligations under this Agreement except in connection with the merger or sale of substantially all of the assets of the Company.

6.3 No Reliance. Each party acknowledges that (i) it has such knowledge in business and financial matters as to be fully capable of evaluating this Agreement, the other Transaction Documents and the transactions contemplated hereby and thereby, (ii) it is not relying on any advice or representation of any other party in connection with entering into this Agreement, the other Transaction Documents or such transactions (other than the representations made in this Agreement or the other Transaction Documents), (iii) it has not received from any other party any assurance or guarantee as to the merits (whether legal, regulatory, tax, financial or otherwise) of entering into this Agreement or the other Transaction Documents or the performance of its obligations hereunder and thereunder, and (iv) it has consulted with its own legal, regulatory, tax, business, investment, financial and accounting advisors to the extent that it has deemed necessary, and has entered into this Agreement and the other Transaction Documents based on its own independent judgment and, if applicable, on the advice of such advisors, and not on any view (whether written or oral) expressed by any other party.

6.4 Independent Nature of Investors’ Obligations and Rights. The obligations of each Investor hereunder are several and not joint with the obligations of the other Investors hereunder, and no Investor shall be responsible in any way for the performance of the obligations of any other Investor hereunder. The Company acknowledges and agrees that nothing contained herein or in any other Transaction Document, and no action taken by any Investor pursuant hereto or thereto, shall be deemed to constitute the Investors as a partnership, an association, a joint venture or any other kind of entity, or a “group” as described in Section 13(d) of the Exchange Act, or create a presumption that the Investors are in any way acting in concert with respect to such obligations or the transactions contemplated by this Agreement. Each Investor has been represented by its own separate counsel in connection with the transactions contemplated hereby, shall be entitled to protect and enforce its rights, including without limitation rights arising out of this Agreement or the other Transaction Documents, individually, and shall not be required to join any other Investor as an additional party in any proceeding for such purpose.

6.5 Injunctive Relief. The Company acknowledges and agrees that a breach by it of its obligations hereunder will cause irreparable harm to each Investor and that the remedy or remedies at law for any such breach will be inadequate and agrees, in the event of any such breach, in addition to all other available remedies, such Investor shall be entitled to seek an injunction restraining any breach and requiring immediate and specific performance of such obligations without the necessity of showing economic loss or the posting of any bond.

6.6 Governing Law; Jurisdiction; Waiver of Jury Trial. (a) This Agreement shall be governed by and construed under the laws of the State of New York applicable to contracts made and to be performed entirely within the State of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the City and County of New York for the adjudication of any dispute hereunder or any other Transaction Document or in connection herewith or therewith or with any transaction contemplated hereby or thereby, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law.

(b) Each party to this Agreement acknowledges and agrees that any dispute or controversy that may arise under this Agreement or the other Transaction Documents is likely to involve complicated and difficult issues and, therefore, each party hereby irrevocably and unconditionally waives any right such party may have to a trial by jury in respect of any litigation directly or indirectly arising out of or relating to this agreement, or the breach, termination or validity of this Agreement or the other Transaction Documents, or the transactions contemplated hereby or thereby. Each party to this Agreement certifies and acknowledges that (i) no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver, (ii) each such party understands and has considered the implications of this waiver, (iii) each such party makes this waiver voluntarily, and (iv) each such party has been induced to enter into this agreement by, among other things, the mutual waivers and certifications in this Section 6.6(b).

6.7 Counterparts; Facsimile Signatures. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument. An executed counterpart of this Agreement may be delivered by verifiable facsimile transmission or by email in a suitable electronic format.

6.8 Headings. The headings used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

6.9 Notices. Any notice, demand or request required or permitted to be given by the Company or the Investor pursuant to the terms of this Agreement shall be in writing and shall be deemed delivered (i) when delivered personally or by verifiable facsimile transmission, unless such delivery is made on a day that is not a Business Day, in which case such delivery will be deemed to be made on the next succeeding Business Day, (ii) on the next Business Day after timely delivery to an overnight courier and (iii) on the Business Day actually received if deposited in the U.S. mail (certified or registered mail, return receipt requested, postage prepaid), addressed as follows:

If to the Company:

Ener1, Inc. c/o Ener1 Group, Inc. 5 Penn Plaza 23rd Floor New York, New York 10001 Attn:Chief Executive Officer Tel:(212) 920-3500 Fax: (212) 920-3510
with a copy (which shall not constitute notice) to:

Mazzeo Song LLP
708 Third Avenue
19th Floor
New York, New York 10017
Tel: Fax:	(212) 599-0700 (212) 599-8400
and if to any Investor, to such address for such Investor as shall appear opposite such Investor’s name on Exhibit A. Any party hereto may change its address for notice by sending notice in accordance with this Section 6.9.

6.10 Expenses. Each of the Company and each Investor shall pay all costs and expenses that it incurs in connection with the negotiation, execution, delivery and performance of this Agreement or the other Transaction Documents.

6.11 Entire Agreement; Amendments. This Agreement and the other Transaction Documents constitute the entire agreement between the parties with regard to the subject matter hereof and thereof, superseding all prior agreements or understandings, whether written or oral, between or among the parties. Except as expressly provided herein, neither this Agreement nor any term hereof may be amended except pursuant to a written instrument executed by the Company and by the Investors holding a majority of the aggregate number of the Shares and the Warrant Shares (assuming for such purpose the full exercise of the Warrants) then held by all of the Investors. Any waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

[Signature Pages Follow]

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first-above written.

ENER1, INC.

By:	_______________________________
Name:
Title:
[INVESTOR]
By:	_____________________
	By:	—
Name:
Title:
[INVESTOR]
By:	_____________________
	By:	—
Name:
Title:
[INVESTOR]
By:	_____________________
	By:	—
Name:
Title:

Exhibit A to the
Securities Purchase Agreement

SCHEDULE OF INVESTORS

						Legal
		Jurisdiction of		Number of Warrant		Representative’s
Investor Name	Address for Notices	Residence	Number of Shares	Shares	Purchase Price	Address
						Schulte Roth &
						Zabel LLP
						919 Third Avenue
	c/o Lehman Brothers					New York, New York
	Inc.					10022
	399 Park Avenue, 9th					Attn: Eleazer N.
	Floor					Klein, Esq.
	New York, NY 10022					Phone:
	Attn: Eric					212-756-2000
LBI Group Inc.	Salzman/Jaime Ogden	NY	4,000,000	3,600,000	$2,000,000	Fax: 212-593-5955

	2309 Santiago Drive
	Newport Beach, CA
The Quercus Trust	92660	CA	20,000,000	18,000,000	$10,000,000

	One Ferry Building
	Suite 255
	San Francisco, CA
	94111
	Attn: Adam Epstein
Enable Growth	Phone: 415-677-1579
Partners LP	Fax: 415-677-1580	CA	2,850,000	2,565,000	$1,425,000

	One Ferry Building
	Suite 255
	San Francisco, CA
	94111
Pierce Diversified	Attn: Adam Epstein
Strategy Master	Phone: 415-677-1579
Fund LLC	Fax: 415-677-1580	CA	150,000	135,000	$75,000

	Credit Suisse
	Securities
	One Madison Avenue
	2nd Floor/V45L
Credit Suisse	New York, NY 10010
Securities (USA)	Attn: Jerry
LLC	Gordon/Nanci Garcia	NY	2,000,000	1,800,000	$1,000,000

	1585 Broadway, 10th
	Floor
	New York, NY 10036
Morgan Stanley &	Phone: 212-761-1036
Co., Incorporated	Attn: Gina Walsh	NY	28,500,000	25,650,000	$14,250,000

Mag & Co. fbo Fidelity Commonwealth Trust:
Fidelity Small Cap Stock Fund		MA	5,000,000	4,500,000	$2,500,000

Mag & Co. fbo Fidelity Select Portfolios:
Automobile Portfolio		MA	500,000	450,000	$250,000

	CD Capital
	Management LLC
	111 S. Wacker Drive,
	Suite 3950
	Chicago, Illinois
	60606
	Attn: John Ziegelman
CD Investment	Phone: 312-803-5011
Partners, Ltd.	Fax: 312-559-1288	Il	1,000,000	900,000	$500,000

Totals			64,000,000	57,600,000	$32,000,000

Schedule 3.8 to
Securities Purchase Agreement

Fee Schedule

Stonegate Securities	5%	Placement Fee
Ener1 Group	3%	Advisory Fee

Schedule 3.11.2 to
Securities Purchase Agreement

Income Tax Returns

The Company has prepared for filing, but has not yet filed, its consolidated 2005 Federal tax return, which shows that no taxes are due.  The Company has filed an extension request for its consolidated 2006 Federal tax return; no taxes will be due when such return is filed.

EXHIBIT C

Exhibit C to
Securities Purchase Agreement

REGISTRATION RIGHTS AGREEMENT

This REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of November 19, 2007, is by and between Ener1, Inc., a Florida corporation (the “Company”), and each of the entities whose names appear on the signature pages hereof. Such entities are each referred to herein as an “Investor” and, collectively, as the “Investors”.

The Company has agreed, on the terms and subject to the conditions set forth in the Securities Purchase Agreement, dated as of the date hereof (the “Securities Purchase Agreement”), to issue and sell to each Investor named therein (A) shares (collectively, the “Shares”) of the Company’s Common, par value $.01 per share (the “Common Stock”), and (B) a Warrant in the form attached to the Securities Purchase Agreement (each, a “Warrant” and, collectively, the “Warrants”). The Warrants are exercisable into shares of Common Stock (the “Warrant Shares”) in accordance with their terms.

In order to induce each Investor to enter into the Securities Purchase Agreement, the Company has agreed to provide certain registration rights under the Securities Act of 1933, as amended (the “Securities Act”), and under applicable state securities laws.

The Company and each Investor hereby agree as follows:

1.	DEFINITIONS.

For purposes of this Agreement, the following terms shall have the meanings specified:
“Commission Rules” means (i) the Securities Act, (ii) the rules and regulations promulgated by the Commission under the Securities Act and (iii) any publicly-available written or oral guidance, interpretations, comments, requirements or requests of the Commission staff.

“Effective Date” means the date on which the Registration Statement is declared effective by the Commission.

“Excluded Shares” has the meaning specified in Section 2(a) of this Agreement.

“Filing Deadline” means the forty-fifth (45th) calendar day following the Closing Date.

“Holder” means any person owning or having the right to acquire, through exercise of the Warrants or otherwise, Registrable Securities, including initially each Investor and thereafter any permitted assignee thereof.

“Registrable Securities” means, at any time, the Shares, the Warrant Shares (assuming full exercise of all Warrants that remain unexpired at such time) and any other shares of Common Stock (or other securities) issued or issuable pursuant to the terms of the Warrants, and any shares of capital stock issued or issuable from time to time (with any adjustments) in replacement of, in exchange for or otherwise in respect of the Shares or the Warrant Shares; provided, however, that any Shares or Warrant Shares that are sold to the public pursuant to an effective Registration Statement or Rule 144 shall thereafter not constitute Registrable Securities.

“Registration Deadline” means the ninetieth (90th) calendar day following the Closing Date; provided, however, that if the Commission reviews and has written comments to the filed Registration Statement that would require the filing of a pre-effective amendment thereto with the Commission, “Registration Deadline” shall mean the one hundred thirty fifth (135th) calendar day following the Closing Date.

“Registration Period” has the meaning specified in Section 2(b) of this Agreement.

“Registration Statement” means a registration statement or statements prepared in compliance with the Securities Act and pursuant to Rule 415 under the Securities Act (“Rule 415”) or any successor rule providing for the offering of securities on a continuous or delayed basis.

Capitalized terms used herein and not otherwise defined shall have the respective meanings specified in the Securities Purchase Agreement.

All definitions contained in this Agreement are equally applicable to the singular and plural forms of the terms defined. The words “hereof”, “herein” and “hereunder” and words of similar import contained in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement.

2. REGISTRATION.

(a) Filing of Registration Statement. On or before the Filing Deadline, the Company shall prepare and file with the Commission a Registration Statement as a “shelf” registration statement under Rule 415 covering all or such portion of the Registrable Securities as permitted by Commission Rules (other than any Registrable Securities as to which a Holder notifies the Company should not be included in such Registration Statement). Such Registration Statement shall be on Form S-3 unless the Company is not then eligible to register for resale the Registrable Securities on Form S-3, in which case such Registration Statement shall be on such other form as is then available to the Company). Notwithstanding any other provision of this Agreement, if any Commission Rule sets forth a limitation on the number of Registrable Securities permitted to be registered on such Registration Statement, and unless otherwise directed in writing by a Holder as to its Registrable Securities, the number of Registrable Securities to be registered on such Registration Statement shall be reduced, such reduction to be applied, first, to Warrant Shares (on a pro rata basis based on the total number of unregistered Warrant Shares held by such Holders) and, second, to the Shares (on a pro rata basis based on the total number of unregistered Shares held by such Holders). The Warrant Shares and Shares that are excluded from such Registration Statement as a result of any such reduction are referred to herein as the “Excluded Shares”.

(b) Effectiveness. The Company shall use its reasonable efforts to cause the Registration Statement to become effective as soon as practicable following the filing thereof, but in no event later than the Registration Deadline. The Company shall respond promptly to any and all comments made by the staff of the Commission with respect to a Registration Statement, and shall submit to the Commission, within two (2) Business Days after the Company learns that no review of such Registration Statement will be made by the staff of the Commission or that the staff of the Commission has no further comments on such Registration Statement, as the case may be, a request for acceleration of the effectiveness of such Registration Statement to a time and date not later than two (2) Business Days after the submission of such request. By 9:30 a.m. (eastern time) on the Business Day following the Effective Date, the Company shall file with the Commission in accordance with Rule 424 under the Securities Act the final prospectus to be used in connection with sales pursuant to such Registration Statement. The Company will maintain the effectiveness of each Registration Statement filed pursuant to this Agreement until the earlier to occur of (i) the date on which all of the Registrable Securities eligible for resale thereunder have been publicly sold pursuant to the Registration Statement or Rule 144, and (ii) the date on which all of the Registrable Securities remaining to be sold under such Registration Statement (in the reasonable opinion of counsel to the Company) may be immediately sold to the public under Rule 144(k) under the Securities Act (“Rule 144(k)”) or any successor provision (the period beginning on the Registration Deadline and ending on the earliest to occur of clause (i) or (ii) above being referred to herein as the “Registration Period”) or until such later date as the Company shall determine in its sole and absolute discretion.

(c) Registration Default. Other than with respect to Excluded Securities, if any, or during an Allowed Delay (as defined below), if (i) the Registration Statement is not filed on or before the Filing Deadline or declared effective by the Commission on or before the Registration Deadline, (ii) after a Registration Statement has been declared effective by the Commission, sales of Registrable Securities (other than such Registrable Securities as are then freely saleable pursuant to Rule 144(k)) cannot be made by a Holder under a Registration Statement for any reason not within the exclusive control of such Holder or (iii) an amendment or supplement to a Registration Statement, or a new registration statement, required to be filed pursuant to the terms of Section 3(j), is not filed on or before the date required thereby (each of the foregoing clauses (i), (ii) and (iii) being referred to herein as a “Registration Default”), the Company shall, no later than two (2) Business Days following the last day of the month in which such Registration Default occurs, make a cash payment (pro rated for a partial month) to each Holder equal to one half percent (0.5%) of the Purchase Price paid by such Holder (such amount, the “Registration Default Payment Amount”). In addition to the foregoing payment, the Company shall, for each calendar month in which a Registration Default occurred and/or existed, make an additional cash payment to each Holder equal to the Registration Default Payment Amount (pro rated for a partial month), and such payment shall be due no later than two (2) Business Days following the last day of such calendar month. Notwithstanding the foregoing, the total amount of liquidated damages payable by the Company pursuant to this Section 2(c) shall be capped at an aggregate amount of six percent (6%) of the aggregate Purchase Price paid by all Holders. Any such payment shall be in addition to any other remedies available to each Holder at law or in equity, whether pursuant to the terms hereof, under any of the other Transaction Documents or otherwise.

(d) Allowed Delay. Notwithstanding anything contained herein to the contrary, the Company may suspend the use of a Registration Statement for resales of Registrable Securities for an aggregate of up to ninety (90) calendar days during any 12 month period without such suspension constituting a Registration Default (an “Allowed Delay”).

(e) Allocation of Registered Shares. The initial number of Shares and Warrant Shares included in any Registration Statement and each increase in the number thereof included therein shall be allocated pro rata among the Holders based on the number of Registrable Securities then held by or issuable to such Holder as compared to the number of Registrable Securities then held by or issuable to all Holders (in each case, without regard to any limitation or restriction on (x) the issuance of such Registrable Securities or (y) the exercise of any Warrants). In the event that a Holder sells or otherwise transfers any of such Holder’s Registrable Securities, each transferee shall be allocated the portion of the then remaining number of Registrable Securities included in such Registration Statement and allocable to such Holder.

(f) Registration of Other Securities. During the period beginning on the date hereof and ending on the earlier to occur of (a) the Effective Date and (b) the one-year anniversary of the Closing Date, the Company shall refrain from filing any registration statement (other than (i) a Registration Statement filed hereunder or that otherwise includes the Registrable Securities, (ii) a registration statement on Form S-8 with respect to stock option plans and agreements and stock plans currently in effect or duly adopted by the Board of Directors and (iii) a registration statement on Form S-4 with respect to a merger or acquisition involving the issuance of Common Stock). In no event shall the Company include any securities other than Registrable Securities on any Registration Statement filed by the Company on behalf of the Holders pursuant to the terms hereof.

3. OBLIGATIONS OF THE COMPANY.

In addition to performing its obligations hereunder, including, without limitation, those pursuant to Section 2 above, the Company shall, with respect to each Registration Statement:

(a) prepare and file with the Commission such amendments and supplements to such Registration Statement and the prospectus used in connection with such Registration Statement as may be necessary to comply with the provisions of the Securities Act or to maintain the effectiveness of such Registration Statement during the Registration Period, or as may be reasonably requested by a Holder in order to incorporate information concerning such Holder or such Holder’s intended method of distribution;

(b) as soon as practicable following the Closing, take all steps necessary and otherwise use its best efforts to secure the listing or quotation on the Principal Market of all Registrable Securities and, at any Holder’s request, provide such Holder with reasonable evidence thereof;

(c) so long as a Registration Statement is effective covering the resale of Registrable Securities owned by a Holder, furnish to such Holder such number of copies of the prospectus included in such Registration Statement, including a preliminary prospectus, in conformity with the requirements of the Securities Act, and such other documents as such Holder may reasonably request in order to facilitate the disposition of such Holder’s Registrable Securities;

(d) use commercially reasonable efforts to register or qualify the Registrable Securities under the securities or “blue sky” laws of such jurisdictions within the United States as shall be reasonably requested from time to time by a Holder, and do any and all other acts or things which may reasonably be necessary or advisable to enable such Holder to consummate the public sale or other disposition of the Registrable Securities in such jurisdictions; provided that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such jurisdiction;

(e) notify each Holder immediately after becoming aware of the occurrence of any event (but shall not, without the prior written consent of such Holder, disclose to such Holder any facts or circumstances constituting material non-public information) as a result of which the prospectus included in such Registration Statement, as then in effect, contains an untrue statement of material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and as promptly as practicable prepare and file with the Commission and furnish to each Holder a reasonable number of copies of a supplement or an amendment to such prospectus as may be necessary so that such prospectus does not contain an untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing;

(f) use commercially reasonable efforts to prevent the issuance of any stop order or other order suspending the effectiveness of such Registration Statement and, if such an order is issued, to use commercially reasonable efforts to obtain the withdrawal thereof at the earliest possible time and to notify each Holder in writing of the issuance of such order and the resolution thereof;

(g) furnish to each Holder, on the date that such Registration Statement, or any successor registration statement, becomes effective, a letter, dated such date, signed by outside counsel to the Company and addressed to such Holder, confirming such effectiveness and, to the knowledge of such counsel, the absence of any stop order;

(h) refrain, and cause it Subsidiaries and Affiliates to refrain, from identifying any Holder as an underwriter in any public disclosure or filing with the Commission or any trading market on which the Common Stock trades or is quoted without the prior written consent of such Holder, and the determination by the Commission that any Holder is deemed to be an underwriter shall not relieve the Company of any obligations it has under this Agreement or any other Transaction Document;

(i) permit counsel for each Holder to review such Registration Statement and all amendments and supplements thereto, within three Business Days prior to the filing thereof with the Commission; and

(j) subject to Commission Rules with respect to any Excluded Securities, if at any time during the Registration Period, the number of Registrable Securities available for resale under the Registration Statement is insufficient to cover all of the Registrable Securities, the Company shall promptly amend such Registration Statement or file a new registration statement not later than the thirtieth (30th) day following notice from a Holder of the occurrence of such event (or such later date as may be permitted by Commission Rules with respect to Excluded Securities), so that such Registration Statement or such new registration statement, or both, covers no less than all of the Registrable Securities. The Company shall use its best efforts to cause such amendment and/or new Registration Statement to become effective as soon as practicable following the filing thereof. Any Registration Statement filed pursuant to this Section 3(j) shall state that, to the extent permitted by Rule 416 under the Securities Act, such Registration Statement also covers such indeterminate number of additional shares of Common Stock as may become issuable under the Warrants in order to prevent dilution resulting from stock splits, stock dividends or similar events. Unless and until such amendment or new Registration Statement becomes effective, each Holder shall have the rights described in Section 2(c) of this Agreement.

4. OBLIGATIONS OF EACH HOLDER.

In connection with the registration of Registrable Securities pursuant to a Registration Statement, each Holder shall:

(a) within three (3) Business Days after receipt of written request from the Company, furnish to the Company in writing such information regarding itself and the intended method of disposition of such Registrable Securities as the Company shall reasonably request in order to effect the registration thereof;

(b) upon receipt of any notice from the Company of the happening of any event of the kind described in Sections 3(e) or 3(f) of this Agreement, immediately discontinue any sale or other disposition of such Registrable Securities pursuant to such Registration Statement until the filing of an amendment or supplement as described in such Section 3(e) or withdrawal of the stop order referred to in such Section 3(f), and use commercially reasonable efforts to maintain the confidentiality of such notice and its contents;

(c) to the extent required by applicable law, deliver a prospectus to the purchaser of such Registrable Securities;

(d) promptly notify the Company when it has sold all of the Registrable Securities beneficially owned by it; and

(e) notify the Company in the event that any information supplied by such Holder in writing for inclusion in such Registration Statement or related prospectus contains an untrue statement of material fact or omits to state a material fact required to be stated therein or necessary to make such information not misleading in light of the circumstances then existing; and immediately discontinue any sale or other disposition of such Registrable Securities pursuant to such Registration Statement until the filing of an amendment or supplement to such prospectus as may be necessary so that such prospectus does not contain an untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing.

5. INDEMNIFICATION.

In the event that any Registrable Securities are included in a Registration Statement under this Agreement:

(a) the Company shall indemnify and hold harmless each Holder, the officers, directors, employees, agents and representatives of such Holder, and each person, if any, who controls such Holder within the meaning of the Securities Act or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), against any losses, claims, damages, liabilities or reasonable out-of-pocket expenses (whether joint or several) (collectively, including reasonable legal expenses or other expenses reasonably incurred in connection with investigating or defending same, “Losses”), insofar as any such Losses arise out of or are based upon (i) any untrue statement or alleged untrue statement of a material fact contained in such Registration Statement under which such Registrable Securities were registered, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto, or (ii) the omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Subject to the provisions of Section 5(c) of this Agreement, the Company will reimburse such Holder, and each such officer, director, employee, agent, representative or controlling person, for any reasonable legal expenses or other out-of-pocket expenses (promptly as such expenses are incurred) by any such entity or person in connection with investigating or defending any Loss; provided, however, that the foregoing indemnity shall not apply to amounts paid in settlement of any Loss if such settlement is effected without the consent of the Company (which consent shall not be unreasonably withheld), nor shall the Company be obligated to indemnify any person for any Loss to the extent that such Loss arises out of or is based upon (i) any omission to state a material fact required to be stated therein or necessary to make statements therein not misleading that conforms in all material respects to written information furnished by such person expressly for use in such Registration Statement or (ii) a failure of such person to deliver or cause to be delivered the final prospectus contained in the Registration Statement and made available by the Company, if such delivery is required by applicable law.

(b) each Holder who is named in such Registration Statement as a selling shareholder, acting severally and not jointly, shall indemnify and hold harmless the Company, the officers, directors, employees, agents and representatives of the Company, and each person, if any, who controls the Company within the meaning of the Securities Act or the Exchange Act, against any Losses to the extent (and only to the extent) that any such Losses arise out of or are based upon any untrue statement or alleged untrue statement of a material fact stated therein or any omission to state a material fact required to be stated therein or necessary to make statements therein not misleading that conforms in all material respects to written information furnished by such person expressly for use in such Registration Statement. Subject to the provisions of Section 5(c) of this Agreement, such Holder will reimburse any reasonable legal or other expenses (promptly as such expenses are incurred) by the Company and any such officer, director, employee, agent, representative, or controlling person, in connection with investigating or defending any such Loss; provided, however, that the foregoing indemnity shall not apply to amounts paid in settlement of any such Loss if such settlement is effected without the consent of such Holder (which consent shall not be unreasonably withheld); and provided, further, that, in no event shall any indemnity under this Section 5(b) exceed the amount of the net proceeds resulting from the sale of Registrable Securities by such Holder under such Registration Statement.

(c) Promptly after receipt by an indemnified party under this Section 5 of notice of the commencement of any action or proceeding (including any governmental action or proceeding), such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 5, promptly deliver to the indemnifying party a written notice of the commencement thereof and the indemnifying party shall have the right to participate in and to assume the defense thereof with counsel selected by the indemnifying party and reasonably acceptable to the indemnified party; provided, however, that an indemnified party shall have the right to retain its own counsel, with the reasonably incurred fees and expenses of such counsel to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate under applicable standards of professional conduct due to actual or potential conflicting interests between such indemnified party and any other party represented by such counsel in such action or proceeding. The failure by an indemnified party to notify the indemnifying party within a reasonable time following the commencement of any action or proceeding of which the indemnified party is aware, to the extent materially prejudicial to such indemnifying party’s ability to defend such action, shall relieve such indemnifying party of any liability to the indemnified party under this Section 5 with respect to such action or proceeding, but the omission so to deliver written notice to the indemnifying party will not relieve it of any liability that it may have to any indemnified party otherwise than under this Section 5 or with respect to any other action or proceeding.

(d) In the event that the indemnity provided in Sections 5(a) or 5(b) is unavailable or insufficient to hold harmless an indemnified party for any reason, the Company and each Holder agree, severally and not jointly, to contribute to the aggregate Losses to which the Company or such Holder (or its respective officers, directors, employees, agents, representatives or controlling persons), may be subject in such proportion as is appropriate to reflect the relative fault of the Company and such Holder in connection with the statements or omissions which resulted in such Losses; provided, however, that in no case shall such Holder be responsible for any amount in excess of the net proceeds resulting from the sale of Registrable Securities under the Registration Statement. Relative fault shall be determined by reference to whether any alleged untrue statement or omission relates to information provided by the Company or by such Holder. The Company and each Holder agree that it would not be just and equitable if contribution were determined by pro rata allocation or any other method of allocation which does not take account of the equitable considerations referred to above. Notwithstanding the provisions of this Section 5(d), no person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who is not guilty of such fraudulent misrepresentation. For purposes of this Section 5, each person who controls a Holder within the meaning of either the Securities Act or the Exchange Act and each officer, director, employee, agent or representative of such Holder shall have the same rights to contribution as such Holder, and each person who controls the Company within the meaning of either the Securities Act or the Exchange Act and each officer, director, employee, agent or representative of the Company shall have the same rights to contribution as the Company, subject in each case to the applicable terms and conditions of this Section 5(d).

(e) The obligations of the Company and each Holder under this Section 5 shall survive the completion of any offering or sale of Registrable Securities pursuant to a Registration Statement under this Agreement.

6. REPORTS.

With a view to making available to each Holder the benefits of Rule 144 and any other similar rule or regulation of the Commission that may at any time permit such Holder to sell securities of the Company to the public without registration, the Company agrees that, during the period beginning on the Closing Date and ending on the second anniversary of the Closing Date, it will:

(a) make and keep public information available, as those terms are understood and defined in Rule 144;

(b) file with the Commission in a timely manner all reports and other documents required of the Company under the Exchange Act; and

(c) furnish to such Holder, so long as such Holder owns any Registrable Securities, promptly upon written request (i) a written statement by the Company, if true, that it has complied with the reporting requirements of Rule 144 and the Exchange Act, (ii) to the extent not publicly available through the Commission’s EDGAR database, a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company with the Commission, and (iii) such other information as may be reasonably requested by such Holder in connection with such Holder’s compliance with any rule or regulation of the Commission which permits the selling of any such securities without registration.

7. MISCELLANEOUS.

(a) Expenses of Registration. Except as otherwise provided in the Securities Purchase Agreement, all reasonable expenses, other than underwriting discounts and commissions and fees and expenses of counsel and other advisors to each Holder, incurred in connection with the registrations, filings or qualifications described herein, including (without limitation) all registration, filing and qualification fees, printers’ and accounting fees, the fees and disbursements of counsel for the Company, and the fees and disbursements incurred in connection with the letter described in Section 3(g) of this Agreement, shall be borne by the Company.

(b) Amendment; Waiver. Except as expressly provided herein, neither this Agreement nor any term hereof may be amended or waived except pursuant to a written instrument executed by the Company and the Holders of at least a majority of the Registrable Securities then held by all Holders. Any waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

(c) Notices. Any notice, demand or request required or permitted to be given by the Company or a Holder pursuant to the terms of this Agreement shall be in writing and shall be deemed delivered (i) when delivered personally or by verifiable facsimile transmission, unless such delivery is made on a day that is not a Business Day, in which case such delivery will be deemed to be made on the next succeeding Business Day, (ii) on the next Business Day after timely delivery to an overnight courier and (iii) on the Business Day actually received if deposited in the U.S. mail (certified or registered mail, return receipt requested, postage prepaid), addressed as follows:

If to the Company:

Ener1, Inc. c/o Ener1 Group, Inc. 5 Penn Plaza 23rd Floor New York, New York 10001 Attn:Chief Executive Officer Tel:(212) 920-3500 Fax: (212) 920-3510
with a copy (which shall not constitute notice) to:

Mazzeo Song LLP
708 Third Avenue
19th Floor
New York, New York 10017
Tel: Fax:	(212) 599-0700 (212) 599-8400
and if to a Holder, to such address for such party as shall appear on Exhibit A to the Securities Purchase Agreement. Any party hereto may change its address for notice by sending notice in accordance with this Section 7(c).

(d) Assignment. Upon the transfer of any Registrable Securities by a Holder (pursuant to the transfer of a Warrant or otherwise), the rights of such Holder hereunder with respect to such securities so transferred shall be assigned automatically to the transferee thereof, and such transferee shall thereupon be deemed to be a “Holder” for purposes of this Agreement, as long as: (i) the Company is, within a reasonable period of time following such transfer, furnished with written notice of the name and address of such transferee, (ii) the transferee agrees in writing with the Company to be bound by all of the provisions hereof, and (iii) such transfer is made in accordance with the applicable law and the requirements of the Securities Purchase Agreement or the Warrants, as applicable.

(e) Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, and all of which together shall be deemed one and the same instrument. This Agreement, once executed by a party, may be delivered to any other party hereto by facsimile transmission.

(f) Governing Law. This Agreement shall be governed by and construed under the laws of the State of New York applicable to contracts made and to be performed entirely within the State of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the City and County of New York for the adjudication of any dispute hereunder or any other Transaction Document or in connection herewith or therewith or with any transaction contemplated hereby or thereby, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law.

(g) Holder of Record. A person is deemed to be a Holder whenever such person owns or is deemed to own of record such Registrable Securities. If the Company receives conflicting instructions, notices or elections from two or more persons with respect to the same Registrable Securities, the Company shall act upon the basis of instructions, notice or election received from the record owner of such Registrable Securities.

(h) Entire Agreement. This Agreement and the other Transaction Documents constitute the entire agreement among the parties hereto with respect to the subject matter hereof and thereof, superseding all prior agreements and understandings, whether written or oral, between or among the parties hereto.

(i) Headings. The headings in this Agreement are for convenience only and are not to be considered in construing or interpreting this Agreement.

(j) Third Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other person.

[Signature Page to Follow]

IN WITNESS WHEREOF, the undersigned have executed this Registration Rights Agreement as of the date first-above written.

ENER1, INC.

By:	_______________________________
Name:
Title:
[INVESTOR]
By:	_____________________
	By:	—
Name:
Title:
[INVESTOR]
By:	_____________________
	By:	—
Name:
Title:
[INVESTOR]
By:	_____________________
	By:	—
Name:
Title:

EXHIBIT D

FORM OF WARRANT

Exhibit B to
Securities Purchase Agreement

THIS WARRANT AND THE SECURITIES ISSUABLE UPON EXERCISE OF THIS WARRANT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY STATE SECURITIES LAW, AND MAY NOT BE OFFERED FOR SALE, SOLD OR TRANSFERRED UNLESS A REGISTRATION STATEMENT UNDER SUCH ACT AND APPLICABLE STATE SECURITIES LAWS SHALL BE EFFECTIVE WITH RESPECT THERETO, OR AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS IS AVAILABLE IN CONNECTION WITH SUCH OFFER, SALE OR TRANSFER.

WARRANT

TO PURCHASE COMMON STOCK

OF

ENER1, INC.

Issue Date: November      , 2007 Warrant No.

THIS CERTIFIES that      or any subsequent holder hereof (the “Holder”), has the right to purchase from ENER1, INC., a Florida corporation (the “Company”), up to [     ] fully paid and nonassessable shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”), subject to adjustment as provided herein, at a price per share equal to the Exercise Price (as defined below), at any time and from time to time beginning on the date on which this Warrant was originally issued (the “Issue Date”) and ending at 5:00 p.m., eastern time, on the later to occur of (i) the one hundred and eightieth (180th) day following the Issue Date and (ii) the second (2nd) Business Day following the date on which the Company files with the Secretary of State of the State of Florida an amendment to its Articles of Incorporation increasing the number of authorized shares of Common Stock to 950,000,000 (the “Expiration Date”); provided, however, that if the Expiration Date occurs on a date that is not a Business Day, the Expiration Date shall be deemed to occur on the on the Business Day immediately following such date. This Warrant is part of a series of substantially identical warrants issued pursuant to the Securities Purchase Agreement, dated as of November 19, 2007 (the “Securities Purchase Agreement”) (together with this Warrant, the “Warrants”). Capitalized terms used herein and not otherwise defined shall have the respective meanings set forth in the Securities Purchase Agreement.

1. Exercise.

(a) Right to Exercise; Exercise Price. The Holder shall have the right to exercise this Warrant at any time and from time to time during the period beginning on the Issue Date and ending on the Expiration Date as to all or any part of the shares of Common Stock covered hereby (the “Warrant Shares”). The “Exercise Price” for each Warrant Share purchased by the Holder upon the exercise of this Warrant shall be equal to seventy five cents ($0.75), subject to adjustment for the events specified in Section 6 below.

(b) Exercise Notice. In order to exercise this Warrant, the Holder shall send to the Company by facsimile transmission, at any time prior to 6:00 p.m., eastern time, on the Business Day on which the Holder wishes to effect such exercise (the “Exercise Date”), (i) a notice of exercise in substantially the form attached hereto as Exhibit A (the “Exercise Notice”), (ii) a copy of the original Warrant, and (iii) the Exercise Price by wire transfer of immediately available funds. The Exercise Notice shall state the name or names in which the shares of Common Stock that are issuable on such exercise shall be issued. In the case of a dispute between the Company and the Holder as to the calculation of the Exercise Price or the number of Warrant Shares issuable hereunder (including, without limitation, the calculation of any adjustment pursuant to Section 6 below), the Company shall issue to the Holder the number of Warrant Shares that are not disputed within the time periods specified in Section 2 below and shall submit the disputed calculations to a certified public accounting firm of national reputation (other than the Company’s regularly retained accountants) within two (2) Business Days following the date on which the Holder’s Exercise Notice is delivered to the Company. The Company shall cause such accountant to calculate the Exercise Price and/or the number of Warrant Shares issuable hereunder and to notify the Company and the Holder of the results in writing no later than three (3) Business Days following the day on which such accountant received the disputed calculations (the “Dispute Procedure”). Such accountant’s calculation shall be deemed conclusive absent manifest error. The fees of any such accountant shall be borne by the party whose calculations were most at variance with those of such accountant.

(c) Holder of Record. The Holder shall, for all purposes, be deemed to have become the holder of record of the Warrant Shares specified in an Exercise Notice on the Exercise Date specified therein, irrespective of the date of delivery of such Warrant Shares. Except as specifically provided herein, nothing in this Warrant shall be construed as conferring upon the Holder hereof any rights as a shareholder of the Company prior to the Exercise Date.

(d) Cancellation of Warrant. This Warrant shall be canceled upon its exercise in full and, if this Warrant is exercised in part, the Company shall, at the time that it delivers Warrant Shares to the Holder pursuant to such exercise as provided herein, issue a new warrant, and deliver to the Holder a certificate representing such new warrant, with terms identical in all respects to this Warrant (except that such new warrant shall be exercisable into the number of shares of Common Stock with respect to which this Warrant shall remain unexercised); provided, however, that the Holder shall be entitled to exercise all or any portion of such new warrant at any time following the time at which this Warrant is exercised, regardless of whether the Company has actually issued such new warrant or delivered to the Holder a certificate therefor.

2. Delivery of Warrant Shares Upon Exercise. Upon receipt of a fax copy of an Exercise Notice pursuant to Section 1 above, the Company shall, (A) no later than the close of business on the later to occur of (i) the third (3rd) Business Day following the Exercise Date specified in such Exercise Notice and (ii) such later date on which the Company shall have received payment of the Exercise Price, and (B) with respect to Warrant Shares that are the subject of a Dispute Procedure, the close of business on the third (3rd) Business Day following the determination made pursuant to Section 1(b) (each of the dates specified in (A) or (B) being referred to as a “Delivery Date”), issue and deliver or caused to be delivered to the Holder the number of Warrant Shares as shall be determined as provided herein. The Company shall effect delivery of Warrant Shares to the Holder, as long as the Company’s designated transfer agent (the “Transfer Agent”) participates in the Depository Trust Company (“DTC”) Fast Automated Securities Transfer program (“FAST”) and no restrictive legend is required pursuant to the terms of this Warrant or the Securities Purchase Agreement, by crediting the account of the Holder or its nominee at DTC (as specified in the applicable Exercise Notice) with the number of Warrant Shares required to be delivered, no later than the close of business on such Delivery Date. In the event that the Transfer Agent is not a participant in FAST or if the Holder so specifies in a Exercise Notice or otherwise in writing on or before the Exercise Date, the Company shall effect delivery of Warrant Shares by delivering to the Holder or its nominee physical certificates representing such Warrant Shares, no later than the close of business on such Delivery Date. Warrant Shares delivered to the Holder shall not contain any restrictive legend unless such legend is required pursuant to the terms of the Securities Purchase Agreement.

3. Failure to Deliver Warrant Shares.

(a) In the event that the Company fails for any reason to deliver to the Holder the number of Warrant Shares specified in the applicable Exercise Notice on or before the Delivery Date therefor (an “Exercise Default”), the Company shall pay to the Holder payments (“Exercise Default Payments”) in the amount of (i) (N/365) multiplied by (ii) the aggregate Exercise Price of the Warrant Shares which are the subject of such Exercise Default multiplied by (iii) the lower of fifteen percent (15%) per annum and the maximum rate permitted by applicable law (the “Default Interest Rate”), where “N” equals the number of days elapsed between the original Delivery Date of such Warrant Shares and the date on which all of such Warrant Shares are issued and delivered to the Holder. Cash amounts payable hereunder shall be paid on or before the fifth (5th) Business Day of each calendar month following the calendar month in which such amount has accrued.

(b) In the event of an Exercise Default, the Holder may, upon written notice to the Company (an “Exercise Default Notice”), regain on the date of such notice the rights of the Holder under the exercised portion of this Warrant that is the subject of such Exercise Default. In the event of such Exercise Default and delivery of an Exercise Default Notice, the Holder shall retain all of the Holder’s rights and remedies with respect to the Company’s failure to deliver such Warrant Shares (including without limitation the right to receive the cash payments specified in Section 3(a) above).

(c) The Holder’s rights and remedies hereunder are cumulative, and no right or remedy is exclusive of any other. In addition to the amounts specified herein, the Holder shall have the right to pursue all other remedies available to it at law or in equity (including, without limitation, a decree of specific performance and/or injunctive relief). Nothing herein shall limit the Holder’s right to pursue actual damages for the Company’s failure to issue and deliver Warrant Shares on the applicable Delivery Date (including, without limitation, damages relating to any purchase of Common Stock by the Holder to make delivery on a sale effected in anticipation of receiving Warrant Shares upon exercise, such damages to be in an amount equal to (A) the aggregate amount paid by the Holder for the Common Stock so purchased minus (B) the aggregate amount of net proceeds, if any, received by the Holder from the sale of the Warrant Shares issued by the Company pursuant to such exercise).

4. Exercise Limitations. In no event shall a Holder be permitted to exercise this Warrant, or part hereof, if, upon such exercise, the number of shares of Common Stock beneficially owned by the Holder (other than shares which would otherwise be deemed beneficially owned except for being subject to a limitation on conversion or exercise analogous to the limitation contained in this Section 4), would exceed 9.99% of the number of shares of Common Stock then issued and outstanding. As used herein, beneficial ownership shall be determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules thereunder. To the extent that the limitation contained in this Section 4 applies, the submission of an Exercise Notice by the Holder shall be deemed to be the Holder’s representation that this Warrant is exercisable pursuant to the terms hereof and the Company shall be entitled to rely on such representation without making any further inquiry as to whether this Section 4 applies. Nothing contained herein shall be deemed to restrict the right of a Holder to exercise this Warrant, or part thereof, at such time as such exercise will not violate the provisions of this Section 4. This Section 4 may not be amended unless such amendment is approved by the holders of a majority of the Common Stock then outstanding; provided, however, that the limitations contained in this Section 4 shall cease to apply upon sixty (60) days’ prior written notice from the Holder to the Company.

5. [Intentionally Omitted]

6. Anti-Dilution Adjustments; Distributions; Other Events. The Exercise Price and the number of Warrant Shares issuable hereunder shall be subject to adjustment from time to time as provided in this Section 6. In the event that any adjustment of the Exercise Price required herein results in a fraction of a cent, the Exercise Price shall be rounded up or down to the nearest one hundredth of a cent.

(a) Subdivision or Combination of Common Stock. If the Company, at any time after the Issue Date, subdivides (by any stock split, stock dividend, recapitalization, reorganization, reclassification or otherwise) the outstanding shares of Common Stock into a greater number of shares, then effective upon the close of business on the record date for effecting such subdivision, the Exercise Price in effect immediately prior to such subdivision will be proportionately reduced. If the Company, at any time after the Issue Date, combines (by reverse stock split, recapitalization, reorganization, reclassification or otherwise) the outstanding shares of Common Stock into a smaller number of shares, then, effective upon the close of business on the record date for effecting such combination, the Exercise Price in effect immediately prior to such combination will be proportionally increased.

(b) Distributions. If, at any time after the Issue Date, the Company declares or makes any distribution of cash or any other assets (or rights to acquire such assets) to holders of Common Stock, as a partial liquidating dividend or otherwise, including without limitation any dividend or distribution to the Company’s shareholders in shares (or rights to acquire shares) of capital stock of a subsidiary) (a “Distribution”), the Company shall deliver written notice of such Distribution (a “Distribution Notice”) to the Holder at least thirty (30) days prior to the earlier to occur of (i) the record date for determining shareholders entitled to such Distribution (the “Record Date”) and (ii) the date on which such Distribution is made (the “Distribution Date”) (the earlier of such dates being referred to as the “Determination Date”). In the Distribution Notice to a Holder, the Company shall indicate whether the Company has elected (A) to deliver to such Holder, upon any exercise of this Warrant after the Determination Date, the same amount and type of assets being distributed in such Distribution as though the Holder were, on the Determination Date, a holder of a number of shares of Common Stock into which this Warrant is exercisable as of such Determination Date (such number of shares to be determined at the Exercise Price then in effect and without giving effect to any limitations on such exercise) or (B) upon any exercise of this Warrant on or after the Determination Date, to reduce the Exercise Price applicable to such exercise by reducing the Exercise Price in effect on the Business Day immediately preceding the Record Date by an amount equal to the fair market value of the assets to be distributed divided by the number of shares of Common Stock as to which such Distribution is to be made, such fair market value to be reasonably determined in good faith by the Company’s Board of Directors. If the Company does not notify the Holders of its election pursuant to the preceding sentence on or prior to the Determination Date, the Company shall be deemed to have elected clause (A) of the preceding sentence.

(c) Adjustments; Additional Shares, Securities or Assets. In the event that at any time, as a result of an adjustment made pursuant to this Section 6, the Holder of this Warrant shall, upon exercise of this Warrant, become entitled to receive securities or assets (other than Common Stock) then, wherever appropriate, all references herein to shares of Common Stock shall be deemed to refer to and include such shares and/or other securities or assets; and thereafter the number of such shares and/or other securities or assets shall be subject to adjustment from time to time in a manner and upon terms as nearly equivalent as practicable to the provisions of this Section 6. Any adjustment made herein that results in a decrease or an increase in the Exercise Price shall also effect a proportional increase or decrease, as the case may be, in the number of shares of Common Stock into which this Warrant is exercisable.

7. Fractional Interests.

No fractional shares or scrip representing fractional shares shall be issuable upon the exercise of this Warrant, but on exercise of this Warrant, the Holder hereof may purchase only a whole number of shares of Common Stock. If, on exercise of this Warrant, the Holder hereof would be entitled to a fractional share of Common Stock or a right to acquire a fractional share of Common Stock, the Company shall, in lieu of issuing any such fractional share, pay to the Holder an amount in cash equal to the product resulting from multiplying such fraction by the Market Price as of the Exercise Date.

8. Transfer of this Warrant.

The Holder may sell, transfer, assign, pledge or otherwise dispose of this Warrant, in whole or in part, as long as such sale or other disposition is made pursuant to an effective registration statement or an exemption from the registration requirements of the Securities Act. Upon such transfer or other disposition (other than a pledge), the Holder shall deliver this Warrant to the Company together with a written notice to the Company, substantially in the form of the Transfer Notice attached hereto as Exhibit B (the “Transfer Notice”), indicating the person or persons to whom this Warrant shall be transferred and, if less than all of this Warrant is transferred, the number of Warrant Shares to be covered by the part of this Warrant to be transferred to each such person. Within three (3) Business Days of receiving a Transfer Notice and the original of this Warrant, the Company shall deliver to the each transferee designated by the Holder a Warrant or Warrants of like tenor and terms for the appropriate number of Warrant Shares and, if less than all this Warrant is transferred, shall deliver to the Holder a Warrant for the remaining number of Warrant Shares.

9. Benefits of this Warrant.

This Warrant shall be for the sole and exclusive benefit of the Holder of this Warrant and nothing in this Warrant shall be construed to confer upon any person other than the Holder of this Warrant any legal or equitable right, remedy or claim hereunder.

10. Loss, theft, destruction or mutilation of Warrant.

Upon receipt by the Company of evidence of the loss, theft, destruction or mutilation of this Warrant, and (in the case of loss, theft or destruction) of indemnity reasonably satisfactory to the Company, and upon surrender of this Warrant, if mutilated, the Company shall execute and deliver a new Warrant of like tenor and date.

11. Notice or Demands.

Any notice, demand or request required or permitted to be given by the Company or the Holder pursuant to the terms of this Warrant shall be in writing and shall be deemed delivered (i) when delivered personally or by verifiable facsimile transmission, unless such delivery is made on a day that is not a Business Day, in which case such delivery will be deemed to be made on the next succeeding Business Day, (ii) on the next Business Day after timely delivery to an overnight courier and (iii) on the Business Day actually received if deposited in the U.S. mail (certified or registered mail, return receipt requested, postage prepaid), addressed as follows:

Ener1, Inc. c/o Ener1 Group, Inc. 5 Penn Plaza 23rd Floor New York, New York 10001 Attn:Chief Executive Officer Tel:(212) 920-3500 Fax: (212) 920-3510
with a copy (which shall not constitute notice) to:

Mazzeo Song LLP
708 Third Avenue
19th Floor
New York, New York 10017
Tel: Fax:	(212) 599-0700 (212) 599-8400
and if to a Holder, to such address for such party as shall appear on Exhibit A to the Securities Purchase Agreement. Any party hereto may change its address for notice by sending notice in accordance with this Section 11.

12. Applicable Law.

This Warrant is issued under and shall for all purposes be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed entirely within the State of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the City and County of New York for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address in effect for notices to it under this Warrant and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law.

13. Amendments.

No amendment, modification or other change to, or waiver of any provision of, this Warrant may be made unless such amendment, modification or change is (A) set forth in writing and is signed by the Company and the Holder and (B) agreed to in writing by the holders of at least a majority of the number of shares into which the Warrants are exercisable (without regard to any limitation contained herein on such exercise), it being understood that upon the satisfaction of the conditions described in (A) and (B) above, each Warrant (including any Warrant held by the Holder who did not execute the agreement specified in (B) above) shall be deemed to incorporate any amendment, modification, change or waiver effected thereby as of the effective date thereof.

14. Entire Agreement.

This Warrant and the other Transaction Documents constitute the entire agreement among the parties hereto with respect to the subject matter hereof and thereof. There are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein and therein. This Warrant and the other Transaction Documents supersede all prior agreements and understandings among the parties hereto with respect to the subject matter hereof and thereof.

15. Headings.

The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

[Signature Page to Follow]

IN WITNESS WHEREOF, the Company has duly executed and delivered this Warrant as of the Issue Date.

ENER1, INC.

By:	—
Name:
Title:

EXHIBIT A to WARRANT

EXERCISE NOTICE

The undersigned Holder hereby irrevocably exercises the right to purchase of the shares of Common Stock (“Warrant Shares”) of      evidenced by the attached Warrant (the “Warrant”). The Holder shall pay the sum of $     to the Company in accordance with the terms of the Warrant.

Date:

Name of Registered Holder

By:
Name:
Title:

EXHIBIT B to WARRANT

TRANSFER NOTICE

FOR VALUE RECEIVED, the undersigned Holder of the attached Warrant hereby sells, assigns and transfers unto the person or persons named below the right to purchase shares of the Common Stock of      evidenced by the attached Warrant.

Date:

Name of Registered Holder

By:
Name:
Title:

Transferee Name and Address: